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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

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PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01987 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

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DAT : 3/5/08

Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34

MAPFRE

Madrid, 7 February 2008

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

ARLS
12-31-07

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lupelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

RELEVANT FACT

In compliance with the Securities Market Law, notice is hereby given that today the merger project to integrate MAPFRE – CAJA MADRID HOLDING ENTIDAEES ASEGURADOREAS S.A. within MAPFRE S.A., has been deposited at the Company Registrar in Madrid, whose text is attached.

This project has been approved, in line with the forecast timetable, within the framework of the operations to reorganise the strategic alliance between the MAPFRE Group and CAJA MADRID and in compliance with the principles announced on 17th December 2007. The Boards of CAJA MADRID and MAPFRE, in their meetings held today and yesterday, have approved the terms of the operations to be carried out, in order to achieve the objectives set out in these principles. It is foreseen that a new Regulatory Framework Agreement of the Strategic Alliance will be formalised in the following days, together with the relevant contractual documents, notice of which will be given in due course.

Madrid, 25th January 2008

COMISION NACIONAL DE MERCADO DE VALORES,
PASEO DE LA CASTELLANA Nº.19, MADRID

MERGER PROJECT

This project is drawn up in accordance with the provisions of Article 234 and subject to the provisions of Article 235 of the Restated Version of the Companies Act (hereinafter, the Companies Act), approved by Royal Legislative Decree 1564/1989 of 22 December.

COMPANIES PARTICIPATING IN THE MERGER

Surviving company

MAPFRE S.A., with its registered office at Paseo de Recoletos no. 25, 28004 - Madrid, recorded at the Commercial Registry of Madrid at Volume 307, Page 94, Section 8, Sheet M-6152, 384th Entry, holder of Tax ID Number A-08/055741.

Target company

MAPFRE – CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. (hereinafter MAPFRE – CAJA MADRID HOLDING), with its registered office at Paseo de Recoletos no. 25, 28004 - Madrid, recorded at the Commercial Registry of Madrid at Tome 464, Folio 161, Page M-8913, 7th Entry, holder of Tax ID Number A-78/919495.

REASONS JUSTIFYING THE MERGER

On 31 March 2000, MAPFRE and CAJA MADRID signed the Framework Agreement governing their strategic business alliance, based, amongst other things, on the integration of the entire CAJA MADRID insurance business into part of the MAPFRE insurance business, with acknowledgement of the latter as the reference institution for the said activity. The agreed integration of the insurance businesses affected the insurance activities in the Life, General Insurance, and Health segments. In accordance with the said Framework Agreement, the integration in question was to be performed by way of the transfer of control of the subsidiaries affected by the said integration to a holding company where MAPFRE and CAJA MADRID were to participate in shares of 51% and 49% each, respectively.

MAPFRE – CAJA MADRID HOLDING is the holding company through which the integration was carried out in the terms agreed, and the said participations are currently being maintained by its shareholders, MAPFRE S.A. and CORPORACIÓN FINANCIERA CAJA DE MADRID S.A., respectively.

With the aim of strengthening their strategic alliance and adapting it to the new corporate structure of MAPFRE, simplifying and reinforcing the relations of both groups, on 17 December 2007 the Boards of Directors of MAPFRE and CAJA MADRID approved the basis for the re-organization of the said alliance, which envisages the following, amongst other aspects:

- MAPFRE – CAJA MADRID HOLDING will be integrated into MAPFRE S.A., and so the subsidiaries of the said company (MAPFRE VIDA, MAPFRE SEGUROS GENERALES, MAPFRE EMPRESAS, and MAPFRE CAJA SALUD) will become subsidiaries of MAPFRE, S.A..

- CAJA MADRID will receive 15% of the MAPFRE, S.A. share capital, as well as 12.5% of MAPFRE INTERNACIONAL and the shares corresponding to the 30% that MAPFRE currently holds in GESMADRID, CAJA MADRID BOLSA, and CAJA MADRID PENSIONES.

- A new company will be created, called MAPFRE - CAJA MADRID VIDA, which will market Life Insurance via the CAJA MADRID network, to be managed by MAPFRE and in which CAJA MADRID will have a 49% participation.

The parties have agreed that the most suitable formula in order to achieve the said objectives is the performance of the following transactions:

- Transfer by CORPORACION FINANCIERA CAJA DE MADRID S.A. to MAPFRE S.A. of 13.47% of the participation in MAPFRE – CAJA MADRID HOLDING.

- Acquisition by CORPORACION FINANCIERA CAJA DE MADRID S.A. of a 12.5% participation in MAPFRE INTERNACIONAL, a 30% participation in GESMADRID, CAJA MADRID BOLSA, and CAJA MADRID PENSIONES, and a 49% participation in MAPFRE – CAJA MADRID VIDA.

- The integration of MAPFRE – CAJA MADRID HOLDING into MAPFRE S.A. by way of the merger that is the subject of this project, as a result of which CORPORACION FINANCIERA CAJA DE MADRID S.A. will receive a 15% participation in MAPFRE S.A. in exchange for its remaining 35.53% participation in the target company.

TERMS OF THE EXCHANGE

As at the date this project is executed, the surviving company is the direct holder of 110,152,105 shares in the target company, which represent a participation of 51% of its share capital, which participation shall be increased, prior to the execution of the public merger deed, to 64.47%, in accordance with the aforementioned prior acquisition from CORPORACION FINANCIERA CAJA DE MADRID S.A. of an additional 13.47%, i.e. 29,093,115 shares, all of which shares, pursuant to the provisions of Article 249 of the Companies Act, will be amortized as they may not be exchanged for shares in the surviving company.

The terms of the exchange, bearing in mind that there is only one single recipient for the shares to be issued by MAPFRE S.A., are to be 401,527,793 shares of the surviving company for 76,739,300 shares of the target company.

As a result, MAPFRE S.A. will increase its share capital by 40,152,779.30 euros by way of the issue of 401,527,793 new shares, of the same class and series as before, numbered consecutively from 2,275,324,164 to 2,676,851,956, with a par value of 0.10 euros each one.

The new shares, which shall be subscribed in full by CORPORACION FINANCIERA CAJA DE MADRID S.A. in exchange for its 76,739,300 shares in the target company, will include entitlement to participate in corporate profits, with equal rights with regard to the shares in existence at the surviving company, and so they shall receive any dividends that may be distributed as from the date this merger project is executed.

In the event the surviving company should approve resolutions for the distribution of dividends between the date this merger project is proposed and the date the merger is formalized by way of the execution of the corresponding public deed, the right to receive the dividend corresponding to the new shares shall be made conditional on the successful completion of the merger transaction, and therefore it may not be exercised prior to the last one of the dates set forth above; without prejudice to the right to receive them as soon as the said public deed is executed.

As a result of the share capital increase at the surviving company, Article 5 of its Corporate By-laws shall be amended so as to state as follows:

> "The share capital is set at the amount of TWO HUNDRED AND SIXTY-SEVEN MILLION, SIX HUNDRED AND EIGHTY-FIVE THOUSAND, ONE HUNDRED AND NINETY-FIVE EUROS, SIXTY CENTS, represented by 2,676,851,956 ordinary shares with a par value of 0.10 euros each one, numbered consecutively from 1 to 2,676,851,956, each inclusive, which are fully paid up".

An application will be made to the Madrid and Barcelona Securities Markets, and to the Spanish Automated Securities Trading System, for authorization for the new shares that have been issued to be listed. Likewise, an application will be made to the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal* (IBERCLEAR) for it to record the new shares at the Electronic Share Register.

EXCHANGE PROCEDURE

The procedure for exchanging the shares in the target company for shares in the surviving company shall be as follows:

- The share exchange shall be carried out by way of presenting the documents that prove share ownership at the member institution of IBERCLEAR that is designated by the surviving company for these purposes, as from the day after the day the merger deed is recorded at the Commercial Registry of Madrid.

- The said member institution, acting as agent, shall receive the actual share certificates, or any other documents proving ownership of shares in the target company, and shall carry out the rest of the exchange transactions with regard to the assignment of the corresponding newly-issued shares in the surviving company, all of which in accordance with the provisions of Royal Decree 116/1992 of 14 February, on representation of securities by way of book entries and the set-off and settlement of stock-market transactions, and of the Companies Act and any other applicable regulations.

- In the event that not all the shares in the target are presented for exchanging, the corresponding announcements will be published in the manner laid down by law, informing of the time limit allowed for the exchange to take place.

- Where appropriate, the provisions of Article 59 of the Companies Act shall be applied to those shares in the target company which are not presented for exchanging within the time allowed.

- The shares in the target company shall be extinguished as a result of the merger.

EFFECTS OF THE MERGER FOR ACCOUNTING PURPOSES

The transactions of the company being wound up by reason of the merger shall be deemed to be performed by the surviving company for accounting purposes as from 1 January 2008.

SPECIAL RIGHTS

As there are no shares in special classes or securities with special rights in the company to be wound up, it is not necessary to state the possible rights that it would be appropriate to confer within the surviving company to the holders of such shares or securities.

PRIVILEGES FOR THE ADMINISTRATORS OR FOR THE INDEPENDENT EXPERT

No privilege is conferred within the surviving company to any of the administrators of the companies which are merging, nor is any advantage conferred on the independent expert who is to intervene in the merger project.

TAX TREATMENT

This merger shall be governed by the taxation regime laid down at Chapter VIII of Title VII of Royal Legislative Decree 4/2004 of 5 March, approving the Restated Version of the Corporation Tax Act, for which purpose the corresponding communication shall be made to the Ministry of the Economy and Taxation.

ADMINISTRATIVE AUTHORIZATIONS

The proposed merger entails the acquisition on the part of CORPORACION FINANCIERA CAJA DE MADRID S.A. of a significant participation in an insurance institution, and so there is a duty to give prior notice to the Insurance and Pension Funds Directorate-General, pursuant to the provisions of Article 22 of Royal Legislative Decree 6/2004 of 29 October, which approved the Restated Version of the Regulation and Supervision of Private Insurance Act; and therefore the proposed merger is subject to the approval of the said Regulatory Body.

*****

Having approved the above Merger Project, contained on six pages of normal paper, numbered from 1 to 6, written on one side only, all of which were signed by the Secretaries and initialled by the Chairmen of the Boards,

then each and every member of the Boards of Directors of the participating companies proceeded to sign.

Majadahonda (Madrid), on the twenty-fifth day of January two thousand and eight.

PRESS RELEASE

MAPFRE'S NET ATTRIBUTABLE RESULT IN 2007 GREW ALMOST 20%, TO €731 MILLION

THE GROUP'S REVENUES EXCEEDED €15,200 MILLION, A 12% INCREASE OVER THE PREVIOUS YEAR

- **MAPFRE has ended its first year with its new corporate structure, consolidating its position as the leading insurance group in Spain, and in Non-Life lines in Latin America.**

- **Premiums from the insurance business in Spain have increased 9.9%, significantly exceeding the growth of the sector.**

- **The size of its business abroad has increased, with outstanding premiums growth in Direct Insurance (19.6%), Accepted Reinsurance (11.4%) and Assistance (6.2%).**

- **Its international expansion strategy has continued, widening its presence to new markets: USA, Turkey, India, Poland, Egypt and Algeria.**

- **Total assets managed by the Group were nearly €45,000 million, a 15% increase over the previous year.**

- **As a consequence of these excellent results, the total dividend is increased by 44%, to €0.13 per share.**

- **An agreement was reached with CAJA MADRID to reorganise the strategic alliance, after ten years of solid collaboration, adapting it to the new corporate structure of the Group.**

- **A reorganization of its subsidiaries is being carried out in 2008, with the creation of MAPFRE FAMILIAR S.A, in order to enhance its efficiency and customer focus.**

PRESS RELEASE

Mr. José Manuel Martínez, Chairman of MAPFRE, presented today the results for 2007, the first year in which the Group has operated under its new, more dynamic and transparent corporate structure, approved in 2006, that gives a value to all of its businesses. MAPFRE begins the year of the celebration of its 75th Anniversary, presenting the best results of its history, achieving a net attributable result of €731 million, an increase of 19.8% over the previous year.

1. Business performance and results

In 2007, MAPFRE obtained total revenues from operations of €15,207 million, 12% higher than the previous year. Consolidated insurance and reinsurance premiums have reached €12,310.5 million, an increase of 12.6%.

In Spain, total premiums from Direct Insurance and Accepted Reinsurance amounted to €7,933 million, a rise of 9.9%, significantly exceeding the growth of the industry in all lines, leading to an increase in market share to 14.3%. By businesses, it is worth highlighting the following achievements by business line:

- The premiums of the Family Division (Motor, General, Health and Agricultural Insurance) have exceeded €4,359 million, an increase of 5.2%.

- A significant increase was achieved in the Life Assurance business, where premiums amounted to more than €2,252 million (21.8% higher than in 2006). The new agreements reached with Caja Castilla La Mancha and Bankinter have contributed premiums of €186.7 million.

- Commercial Insurance achieved growth in premiums of 7.9%, to €1,322 million.

The International Businesses, which already represents 36% of the Group's total premiums, has grown almost 16%, reaching € 4,458 million:

- Direct Insurance premiums in the Americas amounted to €2,921 million, an increase of 18.6% over 2006, with outstanding growth in Brazil and Mexico, which consolidates MAPFRE's position as the leading Non-Life insurer in Latin America for the second consecutive year with a 6.2% market share.

- GENEL SIGORTA and GENEL YASAM (Turkey), businesses consolidated into MAPFRE's accounts since September 2007, have contributed premiums of €62.9 million.

- The premiums accepted by MAPFRE RE have exceeded €1,600 million, an increase of 11.4%; as a result MAPFRE RE ranks among the top 20 reinsurance groups in the world.

- The Assistance business has recorded premiums of €314 million, a rise of 6.2%. MAPFRE ASISTENCIA has widened its international presence with new subsidiaries in Egypt, India, Poland and Algeria.

Total assets managed at year end 2007 exceeded €44,800 million, a 15% increase over the previous year; third-party funds managed in Life Assurance and Savings Products exceeded €24,150 million, a rise of 17.6%. The increase mainly reflects the significant growth in the winning of single premium savings products in Spain, the strong development of the business in Brazil and the integration of the operations linked to the new bancassurance agreements in Spain.

The profit before tax and minority interests of the Group was €1,365.7 million, an 18.1% increase; and the net profit attributable to MAPFRE S.A. reached €731 million, almost 20% higher.

MAPFRE, with presence in 43 countries at the end of 2007, has more than 30,600 employees, more than 51,200 delegates, agents and brokers, and one of the largest networks in Spain and Latin America, with 3,090 and 1,890 branches, respectively. At year end 2007, MAPFRE had more than 12 million customers (in Spain it insured almost 6.1 million vehicles and 2.4 million homes).

2. Dividends:

The strong 2007 results will allow MAPFRE S.A to pay a total dividend of €0.13 per share, equivalent to a 44% increase over that paid against the 2006 results. From 4th June onwards, the company expects to pay a final dividend of €0.07 per share. MAPFRE had 565,042 shareholders at year end 2007.

3. 2008 structure

In 2008, MAPFRE will undertake a new revision of the Group's corporate structures in order to increase efficiency and sharpen the customer focus:

- Over the past few days, the agreement with CAJA MADRID to reorganise and strengthen the solid alliance which unites both Groups which goes back ten years, was finalised. As a result of this transaction, MAPFRE-CAJA MADRID HOLDING will be integrated into MAPFRE S.A., which in return will give to CAJA MADRID, through the appropriate capital increases, shares in MAPFRE S.A., which represent 15% of the share capital, and also shares in MAPFRE INTERNACIONAL, representative of 12.5% of the share capital of said company; moreover, MAPFRE-CAJA MADRID VIDA will be created to distribute Life assurance through CAJA MADRID's network.

- The three companies that operate in Non-Life lines for retail customers and family run SME's (MAPFRE AUTOMÓVILES, MAPFRE SEGUROS GENERALES y MAPFRE CAJA SALUD) will be integrated into a single company (MAPFRE FAMILIAR S.A.), while MAPFRE AGROPECUARIA will be integrated into MAPFRE EMPRESAS, which will appoint a General Manager in charge of the Agricultural business.

4. Solid position in the current financial situation:

Mr. José Manuel Martínez emphasised MAPFRE's solid position in the current financial situation, thanks to:

- its prudent investment policy (no exposure in its portfolio to any securities linked to subprime loans in the US or other high risk assets)
- its solid balance sheet
- its moderate leverage
- its strict technical management of the insurance business
- the anti-cyclical nature of insurance

This heralds that in 2008 excellent results should again be achieved, in line with the publicly stated objectives for the three year period 2008-2010:

- Attain in direct Non-life insurance higher growth rates than those obtained by the market of each country.
- Achieve above market growth rates, both in Life assurance and Savings products.
- Maintain a combined ratio equal to or lower than 97% in the Non-life direct insurance and reinsurance business.
- Obtain growing earnings per share and dividends.
- Continue to improve the expense ratio as a percentage of premiums (Non-life) and funds under management (Life assurance and savings).

Any interested party may follow through the corporate web page (www.mapfre.com) the presentations that will be held today at 15:45 CET (in Spanish) and at 17:15 CET (in English).

Annex: Corporate Structure and Tables

February the 6th, 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

1. Summary of the Consolidated Income Statement

ITEMS	€ million		% Var.
	2007	2006	07/06
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	9.292,5	8.452,2	9,9
Result of the Non-life business	**1.104,7**	**919,5**	**20,1**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	3.018,0	2.480,5	21,7
Result of the Life business	**203,7**	**171,3**	**18,9**
Result of the Other Business Activities	**57,3**	**65,3**	**(12,3)**
RESULT BEFORE TAX AND MINORITY INTERESTS	**1.365,7**	**1.156,1**	**18,1**
TAXES	(389,6)	(355,5)	9,6
RESULT AFTER TAX	**976,1**	**800,6**	**21,9**
RESULT AFTER TAX FROM DISCONTINUED OPERATIONS	(4,0)	0,0	-
RESULT FOR THE YEAR	**972,1**	**800,6**	**21,4**
RESULT ATTRIBUTABLE TO MINORITY INTERESTS	(241,0)	(190,4)	26,6
RESULT ATTRIBUTABLE TO MAPFRE S.A.	**731,1**	**610,2**	**19,8**

2. Results breakdown by Business Unit

RESULTS BEFORE TAXES AND MINORITY INTERESTS	Million €		% Var.
	2007	2006	07 / 06
FAMILY DIVISION	706,6	597,2	18,3
MAPFRE VIDA	214,2	190,9	12,2
MAPFRE EMPRESAS	127,9	115,7	10,5
TOTAL DOMESTIC BUSINESS	**1.048,7**	**903,8**	**16,0**
INT'L. DIRECT INSURANCE DIVISION	164,6	128,0	28,6
MAPFRE RE	134,9	115,8	16,5
MAPFRE ASISTENCIA	17,9	14,3	25,4
TOTAL INTERNATIONAL BUSINESS	**317,4**	**258,1**	**23,0**


MAPFRE S.A.
100%
MAPFRE FAMILIAR(1)
100%
MAPFRE VIDA
MAPFRE INVERSION
MAPFRE VIDA PENSIONES
51%
MAPFRE - CAJA MADRID VIDA
50%
CCM VIDA Y PENSIONES
50%
BANKINTER VIDA
50%
UNIÓN DUERO VIDA
DUERO PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CRÉDITO
88.8%
MAPFRE AMÉRICA(1)
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
100%
MAPFRE ASISTENCIA
91.5%
MAPFRE RE
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
INSURANCE IN SPAIN
INSURANCE ABROAD
OTHER BUSINESSES

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2007

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25, 28004 MADRID	A08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Esteban Tejera Montalvo General Manager Public deed nº 1991 signed before notary public Mr. José Ramón Rego Lodos on June 21st,2007	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

			Non-consolidated	Consolidated
I.	Issuer Identification Data	0010	X	
II.	Changes in the Consolidated Group	0020		X
III.	Basis of Presentation and Valuation Criteria	0030	X	X
IV.	Balance Sheet(*)	0040	X	X
V.	Results	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		
VII.	Premium Breakdown by Branch of Business	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Business Development	0085		
X.	Issuance, Partial or Complete Repayment of Financial Borrowings	0090	X	X
XI.	Dividends Paid	0100	X	
XII.	Relevant Facts	0110	X	X
XIII.	Relevant Facts: Explanatory Appendix	0115	X	X
XIV.	Transactions with Related Parties	0120		
XV.	Special Auditors Report	0125		

(*) With regards to consolidated information, only the relevant balance sheet and profit and loss statements in accordance with applicable regulations need be filled in.

II. CHANGES IN THE COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION

1. The following companies, which previously were not included in the scope of consolidation, were fully consolidated:

a) Due to acquisition:
BANKINTER SEGUROS DE VIDA, CAJA CASTILLA LA MANCHA VIDA Y PENSIONES, SERVICIOS FUNERARIOS FUNENESIS, IBERICAR, AUTOMOCIÓN PENINSULAR INMOBILIARIA, LAYNA INVERSIONES, IBERIRENT, TURKIYE GENEL SIGORTA (Turkey), CENTRO INTERNACIONAL DE SERVICIOS Y ASISTENCIA (Uruguay), REAL PARAGUAYA DE SEGUROS (Paraguay), TANATORIO Y CEMENTERIO DE SANLÚCAR, REAL URUGUAYA DE SEGUROS (Uruguay), LATINA SEGUROS Y REASEGUROS (Peru).

b) Due to incorporation:
ROAD SIDE ASSIST ALGERIE, NUEVO MULTICENTRO DEL AUTOMÓVIL, CLUB MAPFRE ARGENTINA (Argentina), CENTROS MÉDICOS MAPFRE, INDIA ROADSIDE ASSISTANCE (India), MULTINAVARRA, MAPFRE PARTICIPACOES (Brazil), MAPFRE PERU ENTIDAD PRESTADORA DE SALUD.

c) Due to the contributions arising from the capital increase carried out in January 2007:
- MAPFRE AUTOMÓVILES and subsidiaries
- MAPFRE AMÉRICA VIDA and subsidiaries
- MAPFRE AGROPECUARIA
- MAPFRE SEGUROS GERAIS
- CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS
- MAPFRE SERVICIOS DE INFORMÁTICA

d) Due to absorption:
SERVICIOS AUXILIARES S.A.U., RADIO TAXI S.A.U., TALLERES PETROMUTUA S.A.U., MVA ASISTENCIA S.A.U., ARAGONGRAF S.A.U., MVA VIAJES S.A.U., LAURIA 5 S.L., DISEÑO URBANO S.L.

2. The following companies, which previously were not included in the scope of consolidation, were consolidated using the equity method:

a) Due to the contributions arising from the capital increase carried out in January 2007:
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID - MAPFRE

b) Due to acquisition:
INMO ALEMANA SEGUROS

c) Due to absorption:
ESPACIOS AVANZADOS DEL MEDITERRÁNEO S.L., HABITUSER S.L., SERVICIOS COMERCIALES Y ENERGÉTICOS BENIDORM S.L.

3. The following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

a) Sale to third parties:
INVERSIONES GESTISAN, VIAJES TÍVOLI, VIAJES MAPFRE ONLINE

b) Liquidation:
MAPFRE COMPAÑÍA DE SERVICIOS GENERALES (Peru), SDMA (Italy), NOVASSIST (Italy), M&F PREMIUM FINANCE (U.S.A.)

c) Merger:
CANADIAN ROADSIDE & RECOVERY INC.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial information contained herein was prepared in accordance with International Financial Reporting Standards (IFRS). The same standards were applied in the preparation of the 2006 annual consolidated accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210	11,284	7,533
II. Intangible Assets	0220	576	342
III. Deferred expenses	0230	2,614	617
B) INTANG. ASSETS, START-UP AND DEF. EXPENSES	**0240**	**14,474**	**8,492**
I. Tangible Investments	0250	0	0
II. Financial Investments	0260	70,301	1,404
III. Investments in Group Companies and Affiliates	0270	5,417,228	1,621,755
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**5,487,529**	**1,623,159**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**	**0**	**0**
E) PARTICIPATION BY REINSURANCE IN TECH. RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coinsurance	0330	0	0
II. Tax, corporate and other credits	0340	64,314	45,077
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	440	167
V. Cash and Banks	0360	340,676	7,707
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	10,223	8,370
VIII. Accruals	0370	428	53
F) RECEIVABLES, OTHER ASSETS AND ACCRUALS	**0380**	**416,081**	**61,374**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**5,918,084**	**1,693,025**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	227,532	119,450
II. Reserves	0510	4,240,219	898,322
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	194,197	227,101
V. Result for the year	0530	261,479	128,642
VI. Interim dividend paid during the year	0540	-136,519	-47,780
A) CAPITAL AND RESERVES	**0550**	**4,786,908**	**1,325,735**
B) DEFERRED INCOME	**0590**	**114**	**114**
C) SUBORDINATED LIABILITIES	**0595**	**700,000**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RES. (LIFE) WHEN RISK ASSUMED BY POLICYH.	**0605**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**8,492**	**8,492**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635	36,043	56,590
III. Debts on direct insurance, reins. and coinsurance	0640	0	0
IV. Debts on trans. in preparation of insurance contracts	0645	0	0
V. Debts on asset repurchase agreements	0646	0	0
VI. Other liabilities	0650	111,527	27,094
VII. Accruals	0670	0	0
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**422,570**	**358,684**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**5,918,084**	**1,693,025**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
I. Earned premiums, net of reinsurance (Non-Life)	0800	0	0
II. Earned premiums, net of reinsurance (Life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (Non-Life)	0830	0	0
IV. Claims incurred, net of reinsurance (Life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (Non-Life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (Life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (Non-Life)	0860	0	0
VIII. Profit sharing and returns (Life)	0865	0	0
IX. Net operating expenses (Non-Life)	0870	0	0
X. Net operating expenses (Life)	0875	0	0
XI. Variation in the equalisation reserve (Non-Life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (Non-Life)	0900	0	0
XIII. Other technical results (Life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (Non-life)	0930	0	0
XV. Income from operating investments (Life)	0935	0	0
XVI. Expenses from operating investments (Non-Life)	0940	0	0
XVII. Expenses from operating investments (Life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (Life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	339,099	150,519
XX. Expenses from investments	0980	-72,413	-18,313
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**266,686**	**132,206**
XXI. Other income	1025	34,211	1,619
XXII. Other expenses	1026	-60,047	-11,302
XXIII. Extraordinary Results	1030	-4	-31
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**240,846**	**122,492**
XXIV. Corporate tax and others	1042	20,633	6,150
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**261,479**	**128,642**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Consolidated goodwill	4000	1,016,926	598,828
II.	Other intangible assets	4010	170,791	67,027
A) INTANGIBLES ASSETS		**4020**	**1,187,717**	**665,855**
I.	Tangible investments	4030	969,034	428,001
II.	Real estate investments	4040	791,344	453,673
III.	Financial investments	4050	24,882,364	20,265,991
IV.	Equity-accounted investments	4060	334,477	125,162
V.	Deposits established for accepted reinsurance	4070	112,815	104,796
VI.	Other investments	4080	45,955	46,921
B) INVESTMENTS		**4090**	**27,135,989**	**21,424,544**
C) UNIT-LINKED INVESTMENTS		**4100**	**362,359**	**255,770**
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**4110**	**2,146,079**	**1,800,090**
E) CREDITS ON DEFERRED TAXES		**4120**	**356,219**	**444,800**
I.	Credits on direct insurance, reinsurance and coinsurance	4130	2,390,915	1,459,371
II.	Corporate and other credits	4140	276,020	170,791
III.	Tax credits on current gains	4150	204,544	138,083
IV.	Shareholders, called capital	4160	0	0
V.	Fixed assets	4170	371,055	121,338
VI.	Cash and equivalents	4180	1,639,404	832,464
VII.	Accruals	4190	808,364	501,524
VIII.	Other assets	4200	725,670	533,149
IX.	Non-operating assets available for sale and assets pertaining to discontinued activities	4205	22,589	0
F) CREDITS, OTHER ASSETS AND ACCRUALS		**4210**	**6,438,561**	**3,756,720**
TOTAL ASSETS (A+B+C+D+E+F)		**4230**	**37,626,924**	**28,347,779**

LIABILITIES

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4240	227,532	119,450
II.	Other reserves	4250	3,010,893	1,712,956
III.	Retained earnings	4260	1,264,617	560,675
IV.	Other equity instruments	4265	0	0
V.	*Less: own securities*	4270	0	0
VI.	Translation differences	4280	-35,108	-5,334
VII	Other valuation adjustments	4290	0	0
VIII.	Reserves for revaluation of non-operating assets available for sale and assets pertaining to discontinued activities	4295	0	0
IX.	*Less: interim dividend*	4300	-136,519	-47,780
NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**4310**	**4,331,415**	**2,339,967**
X. Minority Interests		**4320**	**1,282,996**	**1,071,686**
A) EQUITY		**4330**	**5,614,411**	**3,411,653**
B) SUBORDINATED LIABILITIES		**4340**	**719,587**	**0**
C) TECHNICAL RESERVES		**4350**	**26,419,430**	**20,748,274**
D) UNIT-LINKED RESERVES		**4360**	**362,359**	**255,770**
E) OTHER RESERVES		**4370**	**314,963**	**136,615**
F) DEPOSITS RECEIVED ON CEDED INSURANCE		**4380**	**143,135**	**149,786**
G) DEBTS ON DEFERRED TAXES		**4390**	**428,260**	**520,934**
I.	Bonds and other tradeable securities	4400	304,950	298,027
II.	Due to credit institutions	4410	494,540	395,327
III.	Debts on direct insurance, reinsurance and coinsurance	4420	814,944	771,274
IV.	Other financial liabilities	4430	576,493	727,957
V.	Tax debts on current gains	4440	411,003	299,314
VI.	Accruals	4450	272,047	229,162
VII.	Other liabilities	4460	738,885	403,686
VIII.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	4465	11,917	0
H) DEBTS AND ACCRUED LIABILITIES		**4470**	**3,624,779**	**3,124,747**
TOTAL LIABILITIES AND NET WORTH (A+B+C+D+E+F+G+H+I+J)		**4490**	**37,626,924**	**28,347,779**

V. CONSOLIDATED RESULTS

Unit: thousand euros

	Code	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
I. Earned premiums, net of reinsurance (Non-Life)	4500	7,710,273	72.7%	4,371,156	69.0%
II. Earned premiums, net of reinsurance (Life)	4510	2,895,757	27.3%	1,964,698	31.0%
A) NET EARNED PREMIUMS (I+II)	4520	**10,606,030**	**100.0%**	**6,335,854**	**100.0%**
III. Claims incurred, net of reinsurance (Non-Life)	4530	-5,188,133	-48.9%	-2,792,981	-44.1%
IV. Claims incurred, net of reinsurance (Life)	4540	-2,422,476	-22.8%	-1,766,283	-27.9%
B) NET CLAIMS INCURRED (III+IV)	4550	**-7,610,609**	**-71.8%**	**-4,559,264**	**-72.0%**
V. Variation in other technical reserves, net of reins. (Non-Life)	4560	-53,390	-0.5%	-50,321	-0.8%
VI. Variation in other technical reserves, net of reins. (Life)	4570	-558,021	-5.3%	-504,148	-8.0%
C) VARIATION IN OTHER NET TECH. RESERVES (+/-V+/-VI)	4580	**-611,411**	**-5.8%**	**-554,469**	**-8.8%**
VII. Profit sharing and returns (Non-Life)	4590	-5,053	0.0%	-3,169	-0.1%
VIII. Profit sharing and returns (Life)	4600	-29,547	-0.3%	-28,750	-0.5%
IX. Net operating expenses (Non-Life)	4610	-1,804,386	-17.0%	-1,238,117	-19.5%
X. Net operating expenses (Life)	4620	-384,093	-3.6%	-154,332	-2.4%
XI. Variation in other technical reserves (Non-Life)	4630	0	0.0%	0	0.0%
D) PROFIT SHARING & OPER. EXPENSES (VII+VIII+IX+X+/-XI)	4640	**-2,223,079**	**-21.0%**	**-1,424,368**	**-22.5%**
XII. Other technical results (Non-Life)	4650	-83,518	-0.8%	-74,568	-1.2%
XIII. Other technical results (Life)	4660	-11,857	-0.1%	-5,703	-0.1%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	4670	**65,556**	**0.6%**	**-282,518**	**-4.5%**
XIV. Income from operating investments (Non-Life)	4680	621,847	5.9%	338,988	5.4%
XV. Income from operating investments (Life)	4690	1,030,787	9.7%	879,613	13.9%
XVI. Expenses from operating investments (Non-Life)	4700	-106,279	-1.0%	-61,690	-1.0%
XVII. Expenses from operating investments (Life)	4710	-330,709	-3.1%	-263,587	-4.2%
XVIII. Unrealised capital gains and losses on investments (Life)	4720	-1,967	0.0%	21,852	0.3%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+XVIII)	4730	**1,279,235**	**12.1%**	**632,658**	**10.0%**
G) TECHNICAL RESULT (Non-Life)	4740	**1,091,361**	**10.3%**	**489,298**	**7.7%**
H) TECHNICAL RESULT (Life)	4750	**187,874**	**1.8%**	**143,360**	**2.3%**
XIX. Results from net assets investments	4760	82,790	0.8%	44,624	0.7%
XX. Translation results	4770	-13,263	-0.1%	-8,200	-0.1%
XXI. Results from subsidiaries and joint-ventures accounted for by the equity method	4780	1,878	0.0%	6,519	0.1%
XXII. Results from disposal or revaluation of non-operating assets available for sale and excluded from discontinued activities (net)	4790	0	0.0%	0	0.0%
XXIII. Other income	4800	13,571	0.1%	47,267	0.7%
XXIV. Other expenses	4810	-55,835	-0.5%	-44,301	-0.7%
XXV. Income from activities other than insurance	4820	593,573	5.6%	488,810	7.7%
XXVI. Expenses from activities other than insurance	4830	-536,219	-5.1%	-429,996	-6.8%
I) PROFIT/(LOSS) BEFORE TAXES FROM CONTINUED ACTIVITIES (F+/-XIX:XXVI)	4840	**1,365,730**	**12.9%**	**737,381**	**11.6%**
XXVII Corporate tax	4850	-389,609	-3.7%	-221,503	-3.5%
J) PROFIT/(LOSS) FROM CONTINUED ACTIVITIES (I+/-XXVII)	4860	**976,121**	9.2%	**515,878**	8.1%
XXVIII Result after taxes from discontinued activities	4870	-3,991	---	0	---
K) PROFIT/(LOSS) FOR THE YEAR (J+/-XXVIII)	4880	**972,130**	**9.2%**	**515,878**	**8.1%**
XXIX. Minority interests	4890	-241,070	-2.3%	-185,720	-2.9%
= PROFIT/(LOSS) ATTRIBUTABLE TO HOLDERS OF EQUITY ISSUED BY THE CONTROLLING COMPANY	4900	**731,060**	**6.9%**	**330,158**	**5.2%**

VII. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

		NON-CONSOLIDATED		CONSOLIDATED	
NON-LIFE BRANCHES		Curr. Year	Prev. Year	Curr. Year	Prev. Year
Motor insurance - Spain	2100			2,621,638	137,587
Other Non-Life - Spain	2115			2,867,266	2,435,426
Direct Insurance abroad	2120			2,282,442	1,886,052
Reinsurance	2125			823,831	706,177
Assistance	2130			291,236	263,461
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			**8,886,413**	**5,428,703**
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-1,176,140	-1,057,547
TOTAL NET EARNED PREMIUMS Non-Life	2150			**7,710,273**	**4,371,156**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			2,965,141	2,032,892
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-69,384	-68,194
TOTAL NET EARNED PREMIUMS Life	2195			**2,895,757**	**1,964,698**
TOTAL NET EARNED PREMIUMS	2200			**10,606,030**	**6,335,854**
Spain	2205			7,266,018	4,058,424
Foreign Subsidiaries: EU.	2210			441,715	329,457
O.E.C.D.	2215			520,306	420,070
Other Countries	2220			2,377,991	1,527,902

Thousand euros

(*) Direct insurance and accepted reinsurance premiums earned are included in the breakdown of Non-Life branches.

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THE PERIOD

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	253	34	29,740	20,493

IX. BUSINESS DEVELOPMENT[1]

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company were €12,310.5 million in 2007, a 12,6% increase. Total operating revenues reached €15,206.7 million, including €340.9 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	2007	2006	Var.% 07/06
Companies operating mainly in Spain	**10,011.4**	**9,008.7**	11.1%
- Gross written and accepted premiums	7,853.0	7,083.3	10.9%
- Income from investments	1,483.5	1,298.3	14.3%
- Other revenues	674.9	627.1	7.6%
Companies operating mainly abroad	**5,097.7**	**4,427.6**	15.1%
- Gross written and accepted premiums	4,457.5	3,849.4	15.8%
- Income from investments	496.6	431.3	15.1%
- Other revenues	143.6	146.9	-2.2%
Parent company	**388.0**	**167.8**	131.2%
TOTAL CUMULATIVE REVENUES	**15,497.1**	**13,604.1**	13.9%
Consoliation adjustments and other companies	-631.3	-370.3	70.5%
TOTAL CONSOLIDATED REVENUES	**14,865.8**	**13,233.8**	12.3%
Gross contributions to pension funds	340.9	349.6	-2.5%
TOTAL REVENUES FROM OPERATIONS	**15,206.7**	**13,583.4**	12.0%

Figures in million euros

In 2007, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 13.9% and 12.3%, respectively, as a consequence of the following factors:

- Organic growth in premiums volumes, which was particularly significant outside of Spain.
- Consolidation into the accounts of the companies in which the Group has acquired a shareholding during the course of the year (BANKINTER VIDA, CCM VIDA Y

[1] In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

PENSIONES and GENEL SIGORTA) or absorbed (MUTUA VALENCIANA AUTOMOVILISTA).

- The rise in interest rates, which led to an increase in financial income and to a downwards adjustment in the value of hedging swaps.
- The appreciation of the Euro against the US Dollar and some Latin American currencies, which reduced the amount in Euros of the revenues coming from Latin America.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	2007	2006	% Var. 07/06
Life assurance technical reserves	16,955.5	15,265.8	11.1%
Pension funds	3,155.2	1,493.2	111.3%
Mutual funds and managed portfolios	4,038.0	3,777.3	6.9%
TOTAL	**24,148.7**	**20,536.3**	17.6%

Figures in million euros

The increase in the volume of managed assets that was achieved in 2007 (17.6%) reflects primarily a significantly larger winning of savings insurance in Spain, strong business development in Brazil and the integration of CCM VIDA Y PENSIONES and BANKINTER VIDA.

The abovementioned rise in interest rates over the previous year translated into a €661.8 million downwards adjustment in Life assurance technical reserves.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €7,853 million, to which €340.9 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	2007	2006	Var.% 07/06
MOTOR INSURANCE(1)	2,560.7	2,473.3	3.5%
GENERAL INSURANCE(1)	1,112.7	1,053.9	5.6%
HEALTH INSURANCE	432.7	388.0	11.5%
AGRICULTURAL & LIVESTOCK INSURANCE	253.5	229.3	10.6%
FAMILY DIVISION	**4,359.6**	**4,144.5**	**5.2%**
COMMERCIAL INSURANCE	1,322.1	1,225.4	7.9%
NON-LIFE INSURANCE IN SPAIN	**5,681.7**	**5,369.9**	**5.8%**
LIFE SAVINGS	1,944.0	1,582.5	22.8%
MAPFRE VIDA(1)	1,779.3	1,582.5	12.4%
BANKINTER VIDA(2)	24.2	---	---
CCM VIDA Y PENSIONES(2)	140.5	---	---
LIFE PROTECTION	307.7	265.8	15.8%
MAPFRE VIDA(1)	285.7	265.8	7.5%
BANKINTER VIDA(2)	14.2	---	---
CCM VIDA Y PENSIONES(2)	7.8	---	---
LIFE ASSURANCE IN SPAIN	**2,251.7**	**1,848.3**	**21.8%**
Consolidation adjustments	-80.4	-134.9	-40.4%
TOTAL PREMIUMS(1)	**7,853.0**	**7,083.3**	**10.9%**
Gross contributions to pension funds	**340.9**	**349.6**	**-2.5%**

Figures in million euros

(1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

(2) Figures shown correspond to the premiums written by this company since the date when it was first included into MAPFRE's scope of consolidation.

The following aspects must be noted about the Family Division:

- The increase in Motor Insurance premiums reflects the winning of 116,000 net new policies, equivalent to a 2% growth, and the inclusion of the premiums written by Mutua Valenciana Automovilista over the last ten months of 2007, which amounted to €95 million. At the close of the year, MAPFRE insured 6,091,000 vehicles in Spain.

- The development of premiums at the GENERAL INSURANCE OPERATING UNIT reflects sustained growth in the Household insurance (9.2%) and Multiperil (7.7%) lines, and the slowdown in the sale of mortgage payment protection insurance ("Hipoteca Protegida").
- The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

The development of premiums at the COMMERCIAL INSURANCE OPERATING UNIT reflects the significant growth of industrial insurance in Spain and the favourable performance of the international business in Global Risks and in the Credit and Surety line, in spite of an intensely competitive environment.

Premiums development in Life Assurance is due to:

- the significant increase in the winning of single premium savings products through the CAJA MADRID network;
- a larger issuance of savings insurance through the agency network;
- the sustained growth in Life - Protection premiums;
- the integration of CCM VIDA Y PENSIONES and BANKINTER VIDA.

The following table shows a breakdown of written and accepted premiums by line of business in 2006 and 2007, together with the corresponding market shares (provisional in the case of 2007):

				Market shares	
	2007	**2006**	**% Var.**	**2007**	**2006**
Motor	2,578.7	2,493.2	3.4%	20.5%	20.4%
Health	432.7	388.0	11.5%	7.9%	7.8%
Other - Non-Life	2,670.3	2,483.1	7.5%	18.3%	18.1%
TOTAL NON-LIFE	**5,681.7**	**5,364.3**	**5.9%**	**17.4%**	**17.4%**
Life Protection	307.7	271.3	13.4%		
Life Savings	1,944.0	1,582.5	22.8%		
TOTAL LIFE	**2,251.7**	**1,853.8**	**21.5%**	**9.9%**	**8.3%**
TOTAL[1]	**7,933.4**	**7,218.1**	**9.9%**	**14.3%**	**13.5%**

Figures in million euros

(1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

The following table shows the breakdown by company of premiums written through the agents and bank channels:

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	2007	2006	Var. %	2007	2006	Var. %	2007	2006	Var. %
LIFE[1]									
MAPFRE VIDA - recurring business	1,002.9	951.4	5.4%	978.2	830.1	17.8%	1,981.1	1,781.5	11.2%
BANKINTER VIDA[2]	---	---	---	38.4	---	---	38.4	---	---
CCM VIDA Y PENSIONES[2]	---	---	---	148.3	---	---	148.3	---	---
MOTOR[1][3]	2,518.9	2,440.8	3.2%	41.8	32.5	28.6%	2,560.7	2,473.3	3.5%
GENERAL INSURANCE[1]	993.4	918.6	8.1%	119.3	135.3	-11.8%	1,112.7	1,053.9	5.6%
AGRICULTURAL & LIVESTOCK	253.2	229.0	10.6%	0.3	0.3	---	253.5	229.3	10.6%
HEALTH	408.2	367.0	11.2%	24.5	21.0	16.7%	432.7	388.0	11.5%
COMMERCIAL INSURANCE[1]	1,292.7	1,197.9	7.9%	29.4	27.5	6.9%	1,322.1	1,225.4	7.9%
NON-LIFE	5,466.4	5,153.3	6.1%	215.3	216.6	-0.6%	5,681.7	5,369.9	5.8%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							83.9	66.8	25.6%
Consolidation adjustments							-80.4	-134.9	-40.4%
TOTAL[1]	6,469.3	6,104.7	6.0%	1,380.2	1,046.7	31.9%	7,853.0	7,083.3	10.9%

Figures in million euros

(1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

(2) Figures shown correspond to the premiums written by this company since the date when it was first included into MAPFRE's scope of consolidation.

(3) Figures for MAPFRE AUTOMÓVILES include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007.

Total revenues from investments for the companies that operate primarily in Spain increased 14.3% and amounted to €1,483.5 million (vs. €1,298.3 million in 2006). Of these, €1,184.7 million came from interests, dividends and equivalents, against €1,125.7 million in 2006.

Total revenues from business activities other than insurance reached €697.6 million, an increase of 8.2% over the previous year. Their breakdown by company is shown in the following table:

	2007	2006	% Var. 07/06
MAPFRE INVERSIÓN and subsidiaries	118.5	110.2	7.5%
MAPFRE INMUEBLES	73.1	118.3	-38.2%
MAPFRE QUAVITAE	119.1	103.6	15.0%
Other entities	386.9	312.6	23.8%
TOTAL	**697.6**	**644.7**	**8.2%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €118.5 million, a 7.5% increase over 2006. The volume of assets in mutual funds and managed portfolios stood at €4,038 million, equivalent to a 6.9% increase, and assets managed in pension funds reached €1,628.2 million, a 9% rise.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	2007	2006	Var.% 07/06
Life	670.9	547.8	22.5%
LATIN AMERICA[1]	628.3	503.1	24.9%
OTHER COUNTRIES[2]	42.6	44.7	-4.7%
Non-life	2,496.5	2,099.6	18.9%
LATIN AMERICA[1]	2,292.4	1,958.6	17.0%
OTHER COUNTRIES[2]	204.1	141.0	44.8%
DIRECT INSURANCE	**3,167.4**	**2,647.4**	**19.6%**
ACCEPTED REINSURANCE	1,601.2	1,437.7	11.4%
ASSISTANCE	314.8	296.3	6.2%
TOTAL CUMULATIVE PREMIUMS	**5,083.4**	**4,381.4**	**16.0%**
Intra-group transactions eliminated upon consolidation	-625.9	-532.0	17.7%
TOTAL CONSOLIDATED PREMIUMS[3]	**4,457.5**	**3,849.4**	**15.8%**

Figures in million euros

(1) Includes the consolidated figures for holding companies MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA.

(2) Includes Florida, the Philippines, Portugal and Turkey. In the figures for 2007, the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the figures for 2006 to permit homogeneous comparisons.

(3) In this report, the figures for 2007 are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

The breakdown by business line of premiums written by the Direct Insurance companies with international activities is shown in the following table:

	2007	2006	% Var
Motor	1,031.3	935.7	10.2%
Health and accidents	437.5	368.6	18.7%
Life	720.7	586.7	22.8%
Other lines	977.9	756.4	29.3%
TOTAL	**3,167.4**	**2,647.4**	**19.6%**

Figures in million Euros

The 18.6% increase in premiums at the AMERICA OPERATING UNIT (Life 24.9% and Non-Life 17%) mainly reflects the sustained growth in business volumes in Brazil and Mexico. The following table shows the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	2007	2006	% 07/06	Local Currency % 07/06
BRAZIL[1]	**1,190.9**	959.6	24.1%	26.0%
MEXICO	**387.6**	310.9	24.7%	35.6%
VENEZUELA	**306.3**	296.6	3.3%	12.4%
PUERTO RICO	**276.7**	270.9	2.1%	12.4%
ARGENTINA	**310.9**	275.7	12.8%	24.6%
OTHER COUNTRIES[2]	**448.3**	348.0	28.8%	---
AMÉRICA OPERATING UNIT	**2,920.7**	**2,461.7**	18.6%	---

Figures in million euros

(1) Figures for Brazil at the close of 2007 include premiums from MAPFRE NOSSA CAIXA of €140.3 million (€73.3 million as at 31.12.2006).

(2) Includes Chile, Colombia, the Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.

According to the figures for 2006, which are the latest available, MAPFRE held again the first place in the Non-Life insurance ranking in Latin America, with a share of approximately 6.2% in the countries and territories in which it operates. The following table shows the Non-Life direct insurance market shares in the various countries:

COUNTRY	MARKET SHARES[1]
Argentina	8.3%
Brazil	5.9%
Chile	9.3%
Colombia	4.2%
El Salvador	13.2%
Mexico	4.4%
Paraguay [2]	13.9%
Peru	6.6%
Puerto Rico	12.7%
Uruguay	5.3%
Venezuela	7.7%

(1) Figures as per the latest data available for each market.

(2) Total market share (Life + Non-Life).

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,601.2 million (€1,437.7 million in 2006), an 11.4% increase. Retained premiums were €1,066.5 million, equivalent to a 66.6% retention rate (68.5% in 2005). By geographical areas, 31% of accepted premiums came from Spain, 28% from the rest of Europe, 27% from Latin America, 6% from North America and 8% from other countries.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €428.7 million, a 1.7% increase over the previous year. Of these, €314.8 million corresponded to written and accepted premiums, with a 6,2% rise, and €113,9 million to revenues from services, a 9% decrease.

MAPFRE INTERNACIONAL obtained a total premiums volume of €246.7 million, as a result of the following development in the premiums of its subsidiaries:

- MAPFRE USA, which operates in Florida, wrote premiums of €14.6 million, a 9.5% decrease;
- MAPFRE INSULAR (The Philippines) achieved a 14.1% increase in its premiums volume, which stood at €21.2 million;
- The business activies in Portugal (comprising MAPFRE SEGUROS GERAIS and the Life and Credit and Surety businesses) booked premiums written of €148 million, equivalent to a 2% decrease;
- GENEL SIGORTA (Turkey) recorded an 18.9% increase in its premiums figure that reached €229.6 million, of which only €62.9 million, corresponding to the last quarter, were included in MAPFRE's consolidated accounts.

The total income from investments for the companies that operate primarily outside of Spain grew 15.1% and amounted to €496.6 million. (vs. €431.3 million in 2006). Of these, €334.6 million came from interests, dividends and equivalents, against €305.9 million in 2006.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 92.6%, against 93.9% the previous year. The loss ratio has declined significantly in the Motor insurance line in Spain and in Commercial insurance, mitigating the impact of the greater incidence of large claims. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	2007	2006	2007	2006	2007	2006
MAPFRE S.A. consolidated(4)	**24.6%**	24.9%	**68.0%**	69.0%	**92.6%**	93.9%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT(4)	**16.7%**	14.4%	**74.5%**	77.6%	**91.2%**	92.0%
GENERAL INSURANCE OP. UNIT	**25.3%**	29.9%	**59.8%**	58.7%	**85.1%**	88.6%
HEALTH	**17.7%**	16.6%	**75.1%**	78.1%	**92.8%**	94.7%
AGRICULTURAL AND LIVESTOCK	**18.0%**	21.7%	**75.3%**	67.3%	**93.3%**	89.0%
FAMILY DIVISION	**18.9%**	18.5%	**71.1%**	72.8%	**90.0%**	91.3%
COMMERCIAL INSURANCE OP. UNIT(5)	**24.2%**	20.5%	**62.4%**	65.3%	**86.6%**	85.8%
TOTAL NON-LIFE SPAIN	**19.5%**	18.7%	**70.2%**	72.0%	**89.7%**	90.7%
LIFE ASSURANCE OP. UNIT(6)	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**36.2%**	36.4%	**66.6%**	66.6%	**102.8%**	103.0%
MAPFRE INTERNACIONAL	**26.4%**	24.7%	**77.1%**	81.3%	**103.5%**	106.0%
INT'L. DIRECT INSURANCE DIVISION	**35.3%**	35.3%	**67.6%**	67.9%	**102.9%**	103.2%
REINSURANCE	**31.6%**	34.8%	**60.0%**	57.6%	**91.6%**	92.3%
ASSISTANCE	**27.8%**	22.9%	**64.2%**	70.8%	**92.0%**	93.7%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) In this report, the figures for 2007 are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

(5) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.

(6) Net operating expenses/average third-party funds under management. Figures for MAPFRE VIDA.

RESULTS

The net consolidated result (after tax) was €976.1 million (€800.6 million as at 31.12.2006), a 21.9% increase; and the net result attributable to the parent company (after minority interests) reached €731.1 million, a 19.8% increase.

In general terms, most Units and Subsidiaries increased considerably their profits over fiscal year 2006. Among them, the growth achieved by the MOTOR INSURANCE and GENERAL INSURANCE Operating Units stands out. The following table shows the sources and breakdown of results:

	2007	2006[1]	% Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	9,292.5	8,452.2	9.9%
Premiums earned, net of ceded and retroceded reinsurance	7,710.3	6,989.4	10.3%
Net claims incurred and variation in other technical provisions	-5,241.5	-4,825.6	8.6%
Operating expenses, net of reinsurance	-1,809.4	-1,601.7	13.0%
Other technical income and expenses	-83.6	-136.4	-38.7%
Technical Result	**575.8**	**425.7**	**35.3%**
Net fin'l. income and other non-technical income and expenses	528.9	493.8	7.1%
Result of Non-life business	**1,104.7**	**919.5**	**20.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,018.0	2,480.5	21.7%
Premiums earned, net of ceded and retroceded reinsurance	2,895.8	2,353.8	23.0%
Net claims incurred and variation in other technical reserves	-2,980.5	-2,500.6	19.2%
Operating expenses, net of reinsurance	-413.6	-353.2	17.1%
Other technical income and expenses	-11.9	-4.6	158.7%
Technical Result	**-510.2**	**-504.6**	**1.1%**
Net fin'l income and other non-technical income and expenses	715.9	654.1	9.4%
Unrealised gains and losses in Unit-Linked products	-2.0	21.8	-109.2%
Result of Life business	**203.7**	**171.3**	**18.9%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	522.2	480.3	8.7%
Operating expenses	-446.9	-413.3	8.1%
Other revenues and expenses	-18.0	-1.7	---
Results from other business activities	**57.3**	**65.3**	**-12.3%**
Result before tax and minority interests	**1,365.7**	**1,156.1**	**18.1%**
Taxes	-389.6	-355.5	9.6%
Result after tax	**976.1**	**800.6**	**21.9%**
Result after tax from discontinued operations	-4.0	0.0	---
Result for the year	**972.1**	**800.6**	**21.4%**
Result attributable to minority shareholders	-241.0	-190.4	26.6%
Result attributable to the controlling Company	**731.1**	**610.2**	**19.8%**

1) Pro forma figures for 2006, prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	Contribution to consolidated result 2007	Contribution to consolidated result 2006
INSURANCE ACTIVITIES				
MOTOR[1][2]	303.5		**303.5**	252.6
LIFE AND SAVINGS[3]	145.1	-71.1	**74.0**	65.2
GENERAL INSURANCE	147.6	-72.3	**75.3**	50.4
COMMERCIAL INSURANCE	86.8	-42.5	**44.3**	40.3
HEALTH	18.6	-9.1	**9.5**	8.4
MAPFRE GUANARTEME	12.2	-6.0	**6.2**	3.7
Life Branch Portugal	1.9	-0.9	**1.0**	0.6
Credit & Surety Branch Portugal	-0.1	0.0	**-0.1**	-0.2
Individual result and consolidation adjustments			**-2.2**	-1.3
MAPFRE-CAJA MADRID HOLDING			**208.0**	167.1
AGRICULTURAL & LIVESTOCK	15.4		**15.4**	21.4
CCM VIDA Y PENSIONES	2.0	-1.0	**1.0**	—
OTHER ACTIVITIES				
MAPFRE INMUEBLES	16.3		**16.3**	8.3
MAPFRE QUAVITAE	0.3	-0.1	**0.2**	0.1
BANCO DE S.F. CAJA MADRID - MAPFRE			**3.2**	2.0
COMPANIES OPERATING MAINLY IN SPAIN			**547.6**	451.5
MAPFRE AMÉRICA	87.4	-9.6	**77.8**	73.3
MAPFRE AMÉRICA VIDA	12.2	-1.5	**10.7**	8.1
MAPFRE RE	87.8	-7.5	**80.3**	67.9
ASSISTANCE OPERATING UNIT	7.6		**7.6**	10.0
MAPFRE SEGUROS GERAIS	5.3		**5.3**	4.8
MAPFRE INTERNACIONAL[4]	3.8		**3.8**	3.0
GENEL SIGORTA	9.0	-1.8	**7.2**	—
COMPANIES OPERATING MAINLY ABROAD			**192.7**	167.1
Other companies and consolidation adjustments			**-9.2**	-8.4
MAPFRE S.A.[1]			**731.1**	610.2

Figures in million euros

1) The figures for 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared, in compliance with legal requirements, purely for comparative purposes, using the information contained in the consolidated financial statements for 2006 for the businesses that have been included into the scope of consolidation of both companies.

2) The figures for the MOTOR insurance business include the items corresponding to MVA, which was consolidated at the close of the year with retroactive effects since 1.3.2007.

3) Includes BANKINTER VIDA

4) Includes MAPFRE USA and MAPFRE INSULAR (The Philippines).

The contribution to the net profit attributable to the parent company of the companies that were integrated into the Group during the year (BANKINTER VIDA, CCM VIDA Y PENSIONES, GENEL SIGORTA, and MUTUA VALENCIANA AUTOMOVILISTA) amounted to €31 million overall.

INVESTMENTS AND LIQUID ASSETS

The book value of investments and liquid assets as at 31 December 2007 was €29,137.7 million, a 9.5% increase over the previous year. The following table shows its breakdown and percentage distribution:

	2007	% over total	2006	% over total
Risk-free investments	**2,001.8**	**6.9%**	**1,678.1**	**6.3%**
- Cash	1,639.4	5.6%	1,422.3	5.3%
- Unit-linked investments	362.4	1.2%	255.8	1.0%
Real Estate Investments	**1,760.3**	**6.0%**	**1,587.5**	**6.0%**
- Buildings for own use	969.0	3.3%	804.0	3.0%
- Other Real Estate investments	791.3	2.7%	783.5	2.9%
Financial investments	**24,882.3**	**85.4%**	**22,873.9**	**85.9%**
- Shares	1,204.6	4.1%	911.4	3.4%
- Fixed income	21,764.2	74.7%	20,169.3	75.8%
- Mutual funds	1,242.5	4.3%	1,421.3	5.3%
- Other financial investments	671.0	2.3%	371.9	1.4%
Other investments	**493.3**	**1.7%**	**477.2**	**1.8%**
- Investments in associated companies	334.5	1.1%	269.9	1.0%
- Accepted reinsurance deposits	112.8	0.4%	95.8	0.4%
- Other	46.0	0.2%	111.5	0.4%
TOTAL	**29,137.7**	**100.0%**	**26,616.7**	**100.0%**

Figures in million euros

The value of real estate investments shown in the previous table does not include unrealised gains, which amounted to €1,066.8 million at the close of the year according to valuations performed by independent surveyors.

FUNDING OPERATIONS

In 2007, the following funding operations were carried out:

- Two syndicated loans were arranged: a €500 million revolving credit facility with a maturity of 7 years; and another €1,000 facility with a one-year maturity renewable for a further year. At the close of the year no drawdowns had been made against these facilities.

- Lower Tier 2 senior subordinated bonds were issued in the amount of €700 million with a 30 year maturity and a call option at year 10.

BALANCE SHEET

The consolidated balance sheet is shown in the following table:

	2007	2006(1)	% 07/06
ASSETS			
Goodwill	1,016.9	604.0	68.4%
Fixed assets	1,340.1	1,144.9	17.0%
Investments, real estate and cash	29,137.7	26,616.7	9.5%
Participation by reinsurance in technical reserves	2,146.1	1,804.4	18.9%
Other assets	3,986.1	3,547.8	12.4%
TOTAL ASSETS	**37,626.9**	**33,717.8**	**11.6%**
LIABILITIES			
Shareholders' Equity	4,331.4	4,026.5	7.6%
Minority interests	1,283.0	1,027.8	24.8%
Debt	1,519.1	808.7	87.8%
Technical reserves	26,781.8	24,027.3	11.5%
- Life assurance reserves	16,584.3	15,081.8	10.0%
- Other technical reserves	10,197.5	8,945.5	14.0%
Reserves for risks and expenses	315.0	244.7	28.7%
Other liabilities	3,396.6	3,582.8	-5.2%
TOTAL LIABILITIES	**37,626.9**	**33,717.8**	**11.6%**

Figures in million euros

1) Pro forma figures for 2006, prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Total assets under management, including mutual and pension funds, amounted to €44,820.1 million (€38,988.3 million at the close of the previous year), an increase of 15%.

The integration of the recently acquired companies had the following impact on the main items of the balance sheet.

	BANKINTER VIDA	CCM VIDA Y PENSIONES	GENEL SIGORTA	MVA	TOTAL
Intangible assets	204.3	122.0	150.7	—	477.0
Total assets	486.2	974.5	547.2	224.3	2,232.2
Technical reserves	418.5	924.9	240.8	149.8	1,734.1

Figures in million euros

EQUITY AND RETURNS

The net consolidated equity stood at €5,614.4 million, compared to €5,054.2 at the close of 2006. Of said amount, €1,283 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.90 at the close of 2007 (€1.77 as at 31.12.2006).

The variation in net equity during the year is shown in the following table:

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	**5,054.3**	**4,466.5**
Additions and deductions accounted for directly in equity		
Investments available for sale	-524.9	-344.4
Translation adjustments	-35.5	-80.9
Shadow accounting	411.5	331.9
TOTAL	-148.9	-93.4
Result for the period	972.1	800.6
Distribution of previous year's result	-131.8	-16.5
Interim dividend for the year	-221.2	-123.7
Other items	89.9	20.8
BALANCE AS AT YEAR END	**5,614.4**	**5,054.3**

Figures in million euros

1) Pro forma figures for 2006, prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

The variation in the consolidated equity during the year reflects:

- The retained result for the year.
- The reduction, caused by the rise in interest rates, in the portion corresponding to shareholders of the unrealised capital gains in the fixed-income investment portfolio of the Life business, shown in the shadow accounting adjustments.
- The increase in the dividend.

The variation in "Other items" corresponds fundamentally to the incorporation of the minority interests in BANKINTER VIDA, CCM VIDA Y PENSIONES, GENEL SIGORTA, IBERICAR and MVA.

The return on equity (ROE), defined as the ratio between the net profit attributable to the parent company (after minority interests) and its average shareholders' equity, was 17.5% (16.1% as at 31.12.2006). The ROE for the main Units and Companies is shown in the following table:

	2007			2006
	Average equity	Profit	ROE % (1)	ROE % (1)
MOTOR INSURANCE(2)	911.0	315.8	34.7%	37.6%
LIFE ASSURANCE	722.5	147.2	20.4%	20.3%
GENERAL INSURANCE	292.6	147.6	50.4%	36.6%
COMMERCIAL INSURANCE	355.2	86.5	24.4%	27.0%
HEALTH INSURANCE	125.9	18.6	14.8%	14.4%
AGRICULTURAL & LIVESTOCK INSURANCE	122.7	15.4	12.5%	18.8%
AMERICA	1,012.6	99.6	9.9%	10.5%
REINSURANCE	686.1	87.8	12.8%	12.2%
ASSISTANCE	103.7	7.6	7.3%	10.7%
MAPFRE SEGUROS GERAIS (Portugal)	66.5	7.2	10.8%	8.1%
MAPFRE INTERNACIONAL	247.7	17.3	7.0%	—
BANCO S.F. CAJA MADRID - MAPFRE	377.3	6.6	1.8%	1.4%
MAPFRE INMUEBLES	150.4	16.3	10.8%	7.0%
MAPFRE S.A.(2)	**4,178.9**	**731.1**	**17.5%**	**16.1%**

Figures in million euros

1) Net result after taxes and minority interests/average shareholders' equity excluding minority interests.

2) The figures for 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared, in compliance with legal requirements, purely for comparative purposes, using the information contained in the consolidated financial statements for 2006 with the businesses that have been included into the scope of consolidation of both companies.

In the month of January, the Company carried out a capital increase of €108,082,063.30 through the issuance of 1,080,820,633 shares, whose listing was authorised on March the 1st, 2007.

ACQUISITIONS, PROJECTS AND DISPOSALS

DIRECT INVESTMENTS

The Parent Company of the Group made the following outlays during the year:

- Acquisition of an 80% shareholding in GENEL SIGORTA through an outlay of €282 million in cash.
- Purchase of a 1.58% stake in MAPFRE AMÉRICA for a price of €21.2 million, which raised its total shareholding in this subsidiary to 89%
- Acquisition of a 50% shareholding in CAJA CASTILLA LA MANCHA VIDA y PENSIONES for an amount of €114 million.
- Purchase of a 3.92% shareholding in SOCIETÀ CATTOLICA DI ASSICURAZIONE (Italy) through a series of open market purchases totalling €87.9 million.
- Purchase for a price of €29.5 million of a 3.6% stake in MAPFRE RE, which raised its total shareholding in this subsidiary to 91.53%.

A further €277.3 million were invested in granting loans at market terms to subsidiaries and in subscribing for capital increases carried out by the same.

Overall, the investments made implied a net outlay of €811.9 million in cash, as shown in the following table:

Company	Investments	Loans	Total
GENEL SIGORTA	282.0	---	282.0
CCM VIDA Y PENSIONES	114.0	---	114.0
MAPFRE AMÉRICA	119.5	(12.0)	107.5
SOCIETÀ CATTOLICA DI ASSICURAZIONE	87.9	---	87.9
BANCO S.F. CAJA MADRID - MAPFRE	73.4	---	73.4
MAPFRE AMÉRICA VIDA	70.1	(30.0)	40.1
MAPFRE RE	29.5	---	29.5
MAPFRE INMUEBLES	---	25.4	25.4
MAPFRE USA	---	22.7	22.7
MAPFRE INTERNACIONAL	---	16.0	16.0
MAPFRE ASISTENCIA	10.0	(2.1)	7.9
MAPFRE INFORMÁTICA A.I.E.	---	2.0	2.0
Other	3.1	0.4	3.5
TOTAL	789.5	22.4	811.9

INVESTMENTS MADE BY SUBSIDIARIES

MAPFRE AUTOMÓVILES has paid €29.4 million to acquire a 49% shareholding in LAYNA INVERSIONES S.L., the holding company for the Spanish car dealership network of Grupo Salvador Caetano (Portugal).

MAPFRE AMÉRICA acquired 100% of REAL PARAGUAYA DE SEGUROS and REAL URUGUAYA DE SEGUROS, for a price of €5.6 million and €6.2 million, respectively; and 98.55% of LATINA SEGUROS Y REASEGUROS (Peru), for a price of €10.7 million.

MAPFRE DOMINICANA SEGUROS, a subsidiary of MAPFRE AMÉRICA, completed its merger with SEGUROS PALIC.

MAPFRE VIDA acquired a 50% shareholding in BANKINTER SEGUROS DE VIDA for a price of €197.3 million.

MAPFRE INTERNACIONAL raised to 4.56% its shareholding in SOCIETÀ CATTOLICA DI ASSICURAZIONE (Italy) through a series of open market purchases totalling €31.3 million.

FUNDING

The investments detailed above were paid for with available excess cash and with the funds obtained from the capital increase and the issuance of subordinated bonds carried out during the year.

EVENTS OCCURRED AFTER THE CLOSE OF THE YEAR

The following event have occurred after the close of the year:

- On 5th February, 2008, the new Framework Agreement that governs the strategic alliance between MAPFRE and CAJA MADRID was signed together with another agreement that sets out the transactions that must be carried out in order to reorganise the corporate shareholdings that will conform the structure of the alliance going forward, as a result of which:

  - MAPFRE S.A. will absorb MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. and CAJA MADRID will receive in the corresponding exchange 401,527,793 new shares of MAPFRE S.A., equivalent to 15% of its new share capital.

  - CAJA MADRID will acquire through a capital increase a 12.5% shareholding in MAPFRE INTERNACIONAL and will purchase the 30% stake MAPFRE held in CAJA MADRID BOLSA, GESMADRID and CAJA MADRID PENSIONES.

  - A new company, MAPFRE-CAJA MADRID VIDA (51% MAPFRE - 49% CAJA MADRID), will be created to operate as the future channel for the Life and Accidents business distributed by the CAJA MADRID network.

The agreed reorganisation aims to: enhance and strengthen the alliance between both Groups, after five year of fruitful cooperation, and adapt it to the new corporate structure of the MAPFRE Group; and to lay new grounds for its extension to other countries in which both Groups may have a presence.

- On 17th January, 2008, MAPFRE and CAJA DUERO signed an agreement to jointly develop, sell and distribute the insurance products of the Life and Pension Plans business of said savings bank. Pursuant to such agreement, MAPFRE has acquired 50% of the shares of the subsidiaries DUERO VIDA S.A. and DUERO PENSIONES S.A.

- On 18th January, 2008, the transfer of VIAJES MAPFRE's business to CARLSON WAGONLIT TRAVEL (CWT) was formalised.

- On 25th January, 2008, the governing bodies of MAPFRE approved the integration of MAPFRE AUTOMÓVILES, MAPFRE SEGUROS GENERALES and MAPFRE CAJA SALUD into a single company (MAPFRE FAMILIAR S.A.), which will operate in all Non-life lines aimed at retail customers and small companies linked to the net assets of families.

- On the same day, 25th January, 2008, the governing bodies of MAPFRE likewise approved the integration of MAPFRE AGROPECUARIA into MAPFRE EMPRESAS, subject to the prior transfer to MAPFRE FAMILIAR of the portfolio of the lines in which the latter operates.

HUMAN RESOURCES

The breakdown of the Group's workforce at the close of fiscal year 2007 and its comparison with the previous year is shown in the following table:

	NUMBER					
	SPAIN		OTHER COUNTRIES		TOTAL	
CATEGORY	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
MANAGERS	2,023	1,520	1,826	1,412	3,849	2,932
ADMINISTRATIVE	4,912	4,724	4,549	3,348	9,461	8,072
SALES	2,244	2,629	3,028	2,556	5,272	5,185
TECHNICAL AND OTHER	7,492	6,852	4,541	4,965	12,033	11,817
TOTAL	**16,671**	**15,725**	**13,944**	**12,281**	**30,615**	**28,006**

Detailed information on the Group's Human Resources Policy is provided in the Corporate Social Responsibility report.

ADDITIONAL INFORMATION

Figures in million Euros

MOTOR INSURANCE OPERATING UNIT - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**2,560.7**	2,473.3	3.5%
Net premiums earned	**2,547.4**	2,440.2	4.4%
Underwriting result	**223.9**	195.7	14.4%
Net financial income	**195.3**	153.8	27.0%
Other business activities	**2.4**	3.6	-33.3%
Other non-technical results	**19.1**	30.2	-36.8%
Gross result(1)	**440.5**	383.2	15.0%
Net result	**315.8**	259.8	21.6%
Investments	**2,453.3**	2,560.0	-4.2%
Technical reserves	**2,646.9**	2,539.8	4.2%
Equity	**968.4**	853.5	13.5%
Non-life loss ratio(2)	**74.5%**	77.6%	
Non-life expense ratio(2)	**16.7%**	14.4%	
Non-life combined ratio(2)	**91.2%**	92.0%	
ROE	**34.7%**	37.6%	

Figures for 2007 include MAPFRE SEGUROS GENERALES' Motor Insurance business in the Canary Islands. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

Figures for 2007 also include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

GENERAL INSURANCE OPERATING UNIT - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**1,112.7**	1,053.9	5.6%
- Burial insurance	**234.5**	224.2	4.6%
- Other business lines	**878.2**	829.7	5.8%
Net premiums earned	**985.6**	890.3	10.7%
Underwriting result	**145.1**	99.1	46.4%
Net financial income	**62.6**	49.1	27.5%
Other business activities	**2.4**	7.2	-66.7%
Other non-technical results	**6.7**	-1.9	---
Gross result (1)	**216.8**	153.4	41.3%
Net result	**147.6**	98.8	49.4%
Investments	**1,146.1**	1,042.3	10.0%
Technical reserves	**1,208.0**	1,116.3	8.2%
Shareholders' equity	**294.7**	290.5	1.4%
Non-life loss ratio(2)	**59.8%**	58.7%	
Non-life expense ratio(2)	**25.3%**	29.9%	
Non-life combined ratio(2)	**85.1%**	88.6%	
ROE	**50.4%**	36.6%	

In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the Industrial Risks portfolio and the Motor business of MAPFRE GUANARTEME.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

COMMERCIAL INSURANCE OPERATING UNIT - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**1,322.1**	1,225.4	7.9%
- Industrial business	**594.4**	542.5	9.6%
- Global Risks	**601.7**	563.7	6.7%
- Credit and Surety business	**126.0**	119.2	5.7%
Net premiums earned	**508.5**	455.4	11.7%
Underwriting result	**68.3**	64.6	5.7%
Net financial income	**59.8**	48.3	23.8%
Other business activities	**-3.8**	-1.1	---
Other non-technical results	**3.6**	3.9	-7.7%
Gross result (1)	**127.9**	115.7	10.5%
Net result	**86.5**	78.9	9.6%
Investments	**1,399.4**	1,203.2	16.3%
Technical reserves	**2,620.4**	2,218.7	18.1%
Shareholders' equity	**388.2**	322.2	20.5%
Non-life loss ratio(2)	**62.4%**	65.3%	
Non-life expense ratio(2)	**24.2%**	20.5%	
Non-life combined ratio(2)	**86.6%**	85.8%	
ROE	**24.4%**	27.0%	

In order to permit a homogenous comparison, figures for both years include the items corresponding to the Industrial Risks portfolio of MAPFRE GUANARTEME (transferred to the Unit with economic effect from 1.1.2006) and do not include figures for the branch in Portugal of MAPFRE CAUCIÓN Y CRÉDITO (included within MAPFRE SEGUROS GERAIS).

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

DOMESTIC NON-LIFE BUSINESS: Key operating figures

	Revenues	% Var.	Net result	% Var.	Expense ratio(1) 2007	Expense ratio(1) 2006	Combined ratio(1) 2007	Combined ratio(1) 2006
FAMILY DIVISION	**5,056.9**	7.1%	**497.4**	25.4%	**18.9%**	18.5%	**90.0%**	91.3%
MOTOR(2)(3)	**3,095.6**	6.0%	**315.8**	21.6%	**16.7%**	14.4%	**91.2%**	92.0%
GENERAL INSURANCE(2)	**1,232.4**	7.7%	**147.6**	49.4%	**25.3%**	29.9%	**85.1%**	88.6%
HEALTH	**459.0**	11.7%	**18.6**	12.7%	**17.7%**	16.6%	**92.8%**	94.7%
AGRICULTURAL & LIVESTOCK	**269.9**	10.3%	**15.4**	-28.0%	**18.0%**	21.7%	**93.3%**	89.0%
COMMERCIAL INSURANCE(2)	**1,453.3**	8.7%	**86.5**	9.6%	**24.2%**	20.5%	**86.6%**	85.8%
TOTAL NON-LIFE BUSINESS SPAIN	**6,510.2**	7.5%	**583.9**	22.8%	**19.5%**	18.7%	**89.7%**	90.7%

1) Ratios as a % of net premiums earned.
2) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.
3) The 2007 figures for the MOTOR INSURANCE OPERATING UNIT include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007.

LIFE ASSURANCE OPERATING UNIT – Key figures

	2007	2006	% 07/06
Technical Reserves Spanish GAAP	**15,261.8**	13,310.0	14.7%
IFRS adjustments	**468.5**	1,143.3	-59.0%
Technical Reserves IFRS	**15,730.4**	14,453.3	8.8%
Mutual Funds and managed portfolios	**4,038.0**	3,777.3	6.9%
Pension Funds	**3,155.2**	1,493.2	111.3%
Third-party funds under management			
IFRS	**22,923.5**	19,723.8	16.2%
Spanish GAAP	**22,455.0**	18,580.4	20.9%
Gross written and accepted premiums	**2,251.7**	1,848.3	21.8%
Net premiums earned	**2,179.7**	1,782.9	22.3%
Underwriting and financial result	**152.4**	138.8	9.8%
Other business activities	**64.8**	52.1	24.4%
Other non technical results	**-3.0**	0.0	---
Gross result (1)	**214.2**	190.9	12.2%
Net result	**147.2**	127.7	15.3%
Investments	**16,648.7**	15,742.5	5.8%
Shareholders' equity	**801.9**	643.1	24.7%
Expense Ratio(2)	**0.9%**	0.9%	
ROE	**20.4%**	20.3%	

In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS. The figures for 2007 also include the items corresponding to BANKINTER VIDA and CCM VIDA Y PENSIONES.

1) Before taxes and minority interests.
2) Net operating expenses / average third-party funds under management.

LIFE ASSURANCE OPERATING UNIT - Premiums breakdown(1)

	2007	2006	% 07/06
Regular Premiums	**384.2**	**402.7**	-4.6%
- Agents and other channels	357.5	373.6	-4.3%
- Bank channel	26.7	29.1	-8.2%
CAJA MADRID	26.1	29.1	-10.3%
BANKINTER VIDA(2)	0.6	---	
Single Premiums	**1,419.3**	**1,179.8**	20.3%
- Agents and other channels	574.9	496.2	15.9%
- Bank channel	844.4	683.6	23.5%
CAJA MADRID	820.8	683.6	20.1%
BANKINTER VIDA(2)	23.6	---	
Life premiums - Savings	**1,803.5**	**1,582.5**	14.0%
Life Premiums - Protection	**299.9**	**265.8**	12.8%
- Agents and other channels	154.4	148.4	4.0%
- Bank channel	145.5	117.4	23.9%
CAJA MADRID	131.3	117.4	11.8%
BANKINTER VIDA(2)	14.2	---	
TOTAL PREMIUMS	**2,103.4**	**1,848.3**	13.8%
CCM VIDA Y PENSIONES(2)	**148.3**	---	---
Life - Savings	140.5	---	---
Life - Protection	7.8	---	---
TOTAL LIFE PREMIUMS	**2,251.7**	**1,848.3**	21.8%
Agents and other channels	1,086.8	1,018.2	6.7%
Bank channel	1,164.9	830.1	40.3%

1) In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.
2) Figures shown correspond to the premiums written by this company since the date when it was first included into MAPFRE's scope of consolidation.

LIFE ASSURANCE OPERATING UNIT - Breakdown of funds under management[1]

	2007	2006	% 07/06
Regular premiums insurance	**4,274.1**	**4,375.2**	-2.3%
- Agents channel and others	3,915.6	4,011.5	-2.4%
- Bank channel (CAJA MADRID)	358.5	363.7	-1.4%
Single-premiums insurance	**9,554.1**	**9,609.1**	-0.6%
- Agents channel and others	4,629.9	4,759.3	-2.7%
- Bank channel (CAJA MADRID)	4,924.2	4,849.8	1.5%
Life assurance - Protection	**230.4**	**184.2**	25.1%
- Agents channel and others	42.9	36.9	16.3%
- Bank channel (CAJA MADRID)	187.5	147.3	27.3%
BANKINTER VIDA	**395.9**	---	---
Mathematical reserves	**14,454.5**	**14,168.5**	2.0%
Other reserves	**328.4**	**284.8**	15.3%
Other reserves BANKINTER VIDA	**22.6**	---	---
TOTAL TECHNICAL RESERVES	**14,805.4**	**14,453.3**	2.4%
Mutual funds and managed portfolios	**4,038.0**	**3,777.3**	6.9%
Pension funds	**1,628.2**	**1,493.2**	9.0%
- Individual system	1,435.3	1,320.0	8.7%
- Employers' system	192.9	173.2	11.4%
Pension Funds BANKINTER VIDA	**1,177.5**	---	---
MANAGED SAVINGS	**21,649.1**	**19,723.8**	9.8%
CCM VIDA Y PENSIONES [2]	**1,274.4**	---	---
- Technical Reserves	924.9	---	---
- Pension Funds	349.5	---	---
TOTAL MANAGED SAVINGS	**22,923.5**	**19,723.8**	16.2%

1) In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

LIFE ASSURANCE OPERATING UNIT - Change in funds under management[1]

	2007	2006
IFRS technical reserves [2]	**-66.4**	**-87.6**
> Variation under Spanish GAAP [3]	608.7	590.2
Mutual funds and managed portfolios	**260.7**	**680.2**
> Net sales	-142.2	48.7
Pension funds	**135.0**	**205.8**
> Net sales	99.6	122.9

In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period, as well as the variation in funds managed by BANKINTER VIDA and CCM VIDA Y PENSIONES.
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates.
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP).

AMÉRICA OPERATING UNIT - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**2,920.7**	2,461.7	18.6%
Net premiums earned	**2,274.6**	1,887.9	20.5%
Underwriting and financial result	**149.0**	120.4	23.8%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-8.3**	-4.3	93.0%
Gross result [1]	**140.7**	116.1	21.2%
Net result	**99.6**	93.0	7.1%
Investments	**2,327.8**	1,862.2	25.0%
Technical reserves	**2,377.8**	1,844.1	28.9%
Shareholders' equity	**1,136.0**	889.2	27.8%
Non-life loss ratio[2]	**66.6%**	66.6%	
Non-life expense ratio[2]	**36.2%**	36.4%	
Non-life combined ratio[2]	**102.8%**	103.0%	
ROE	**9.8%**	10.6%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned relating to MAPFRE AMÉRICA.

AMÉRICA OPERATING UNIT: Premiums and results by country

COUNTRY	PREMIUMS 2007	PREMIUMS 2006	PREMIUMS % 07/06	PREMIUMS Local Currency % 07/06	RESULTS (1) 2007	RESULTS (1) 2006	RESULTS (1) % 07/06	RESULTS (1) Local Currency % 07/06
BRAZIL (2)	804.2	621.9	29.3%	26.0%	59.2	33.2	78.3%	73.9%
VENEZUELA	306.3	296.6	3.3%	12.4%	44.3	36.0	23.1%	33.9%
PUERTO RICO	276.7	270.9	2.1%	12.4%	16.3	26.5	-38.5%	-32.1%
MEXICO	387.6	310.9	24.7%	35.6%	11.3	7.0	61.4%	75.2%
ARGENTINA	296.0	266.2	11.2%	24.6%	2.2	7.4	-70.3%	-66.4%
OTHER COUNTRIES (3)	361.9	265.4	36.4%	—	-4.0	-5.9	-32.2%	—
Holding and consolidation adjustments	—	—	—	—	-8.0	-2.8	—	—
MAPFRE AMÉRICA	2,432.7	2,031.9	19.7%	—	121.3	101.4	19.6%	—
BRAZIL	386.7	337.7	14.5%	11.6%	14.2	8.6	65.1%	61.0%
ARGENTINA	14.9	9.5	56.8%	75.2%	3.2	2.2	45.5%	62.0%
OTHER COUNTRIES (4)	86.4	82.6	4.6%	—	4.0	2.9	37.9%	—
Holding and consolidation adjustments	—	—	—	—	-2.0	1.0	—	—
MAPFRE AMÉRICA VIDA	488.0	429.8	13.5%	—	19.4	14.7	32.0%	—
AMÉRICA OPERATING UNIT	2,920.7	2,461.7	18.6%	—	140.7	116.1	21.2%	—

1) Before taxes and minority interests.
2) Figures for Brazil for 2007 include the following figures for MAPFRE NOSSA CAIXA: premiums: €140.3 million (€73.3 million in 2006); result before taxes and minority interests €26.8 million (€6.9 million in 2006).
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
4) Includes Chile, Colombia and Peru.

MAPFRE RE - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**1,601.2**	1,437.7	11.4%
- of which Life premiums	**123.2**	101.0	22.0%
Net premiums earned	**1,005.5**	877.6	14.6%
Underwriting result	**73.5**	63.6	15.6%
Net financial income	**67.2**	54.7	22.9%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-5.8**	-2.5	132.0%
Gross result (1)	**134.9**	115.8	16.5%
Net result	**87.8**	77.2	13.7%
Investments	**1,936.0**	1,751.9	10.5%
Technical reserves	**1,805.8**	1,656.2	9.0%
Shareholders' equity	**725.2**	647.1	12.1%
Non-life loss ratio(2)	**60.0%**	57.6%	
Non-life expense ratio(2)	**31.6%**	34.8%	
Non-life combined ratio(2)	**91.6%**	92.3%	
ROE	**12.8%**	12.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Key figures of other subsidiaries

	Revenues (1)		Gross result		Net result	
	2007	2006	2007	2006	2007	2006
FULLY CONSOLIDATED						
MAPFRE AGROPECUARIA	**269.9**	244.6	**22.4**	34.1	**15.4**	21.4
MAPFRE CAJA SALUD	**459.0**	410.8	**26.8**	26.5	**18.6**	16.5
MAPFRE SEGUROS GERAIS	**169.2**	172.9	**9.6**	7.8	**7.2**	5.6
MAPFRE QUAVITAE	**119.1**	103.6	**0.6**	0.4	**0.3**	0.1
MAPFRE INMUEBLES	**73.1**	118.2	**24.3**	12.9	**16.3**	8.3
EQUITY ACCOUNTED (2)						
BANCO DE S. F. CAJA MADRID - MAPFRE	**53.6**	44.5	**5.8**	6.7	**3.2**	2.0
GESMADRID	**8.5**	9.0	**4.5**	5.5	**3.1**	3.6
CAJA MADRID PENSIONES	**6.0**	5.2	**3.5**	3.0	**2.4**	2.0
CAJA MADRID BOLSA	**10.5**	9.8	**5.9**	5.7	**4.0**	3.8

1) In the case of companies accounted for by the equity method, figures correspond to operating revenues.
2) Adjusted by the percentage of ownership.

MAPFRE CAJA SALUD - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**432.7**	388.0	11.5%
- Agency network[1]	**408.2**	367.0	11.2%
- Bank network	**24.5**	21.0	16.7%
Net premiums earned	**427.9**	386.1	10.8%
Underwriting result	**30.9**	20.6	50.0%
Net financial income	**12.0**	10.8	11.1%
Other business activities	**-9.0**	-5.4	66.7%
Other non-technical results	**-7.1**	0.5	---
Gross result [2]	**26.8**	26.5	1.1%
Net result	**18.6**	16.5	12.7%
Investments	**86.9**	65.1	33.5%
Technical reserves	**93.7**	81.4	15.1%
Shareholders' equity	**129.7**	122.1	6.2%
Non-life loss ratio[3]	**75.1%**	78.1%	
Non-life expense ratio[3]	**17.7%**	16.6%	
Non-life combined ratio[3]	**92.8%**	94.7%	
ROE	**14.8%**	14.4%	

1) Includes brokers.
2) Before taxes and minority interests.
3) Ratio as a % of net premiums earned.

MAPFRE AGROPECUARIA - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**253.5**	229.3	10.6%
Net premiums earned	**217.2**	236.1	-8.0%
Underwriting result	**14.6**	25.8	-43.4%
Net financial income	**9.2**	7.3	26.0%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.4**	0.9	---
Gross result [1]	**22.4**	34.1	-34.3%
Net result	**15.4**	21.4	-28.0%
Investments	**195.6**	192.9	1.4%
Technical reserves	**185.5**	159.0	16.7%
Shareholders' equity	**118.7**	126.7	-6.3%
Non-life loss ratio[2]	**75.3%**	67.3%	
Non-life expense ratio[2]	**18.0%**	21.7%	
Non-life combined ratio[2]	**93.3%**	89.0%	
ROE	**12.5%**	18.8%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE INMUEBLES - Key figures

	2007	2006	% 07/06
Operating revenues	**72.5**	118.0	-38.6%
EBIT	**40.9**	22.0	85.9%
Net financial income	**-16.6**	-9.0	84.4%
Gross result(1)	**24.3**	12.9	88.4%
Net result	**16.3**	8.3	96.4%
Stock	**676.6**	489.8	38.1%
Debt	**407.3**	297.0	37.1%
Shareholders' equity	**155.3**	145.4	6.8%
Real estate units under construction	**463**	172	169.2%
Land (buildable floor space, thousand m^2)	**526**	519	1.3%
Floor space - under construction (thousand m^2)	**56**	27	107.4%
ROE	**10.8%**	7.0%	---

1) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**148.0**	151.0	-2.0%
Net premiums earned	**124.5**	129.3	-3.7%
Underwriting result	**-5.1**	-8.5	-40.0%
Net financial income	**14.6**	16.6	-12.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.1**	-0.3	-133.3%
Gross result (1)	**9.6**	7.8	23.1%
Net result	**7.2**	5.6	28.6%
Investments	**292.6**	280.4	4.4%
Technical reserves	**292.9**	277.0	5.7%
Shareholders' equity (2)	**62.4**	70.6	-11.6%
Non-life loss ratio (3)	**76.3%**	78.2%	
Non-life expense ratio (3)	**23.9%**	24.0%	
Non-life combined ratio (3)	**100.1%**	102.2%	
ROE	**10.8%**	8.1%	

Figures for 2007 include the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS. This configuration of businesses was also applied to the figures for 2006 to permit homogeneous comparisons.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE – Key figures

	2007	2006	% 07/06
Net interest income	**106.4**	86.7	22.7%
Ordinary revenues	**109.4**	91.0	20.2%
Operating profits	**61.9**	50.0	23.8%
Provisions	**-50.8**	-37.2	36.6%
Gross result[(1)]	**11.9**	13.7	-13.1%
Net result	**6.6**	4.0	65.0%
Lending portfolio (net)	**6,025.4**	4,583.9	31.4%
Shareholders' equity	**454.5**	300.0	51.5%
Cost/income ratio[(2)]	**42.2%**	45.4%	
NPL ratio	**2.3%**	1.6%	
Coverage ratio	**98.9%**	142.1%	
BIS ratio	**9.2%**	8.1%	

1) Before taxes and minority interests.

2) Operating expenses/ Operating revenues.

MAPFRE QUAVITAE – Key figures

	2007	2006	% 07/06
Operating revenues	**119.1**	103.6	15.0%
EBIT	**3.2**	3.4	-5.9%
Total financial income	**-2.4**	-2.9	-17.2%
Gross result[(2)]	**0.6**	0.4	50.0%
Net result	**0.3**	0.1	---
Financial debt	**51.9**	58.5	-11.3%
Shareholders' equity	**48.9**	48.3	1.2%
Residential centres	**19**	20	-5.0%
Residential places	**3,153**	3,372	-6.5%
Day-centres	**26**	27	-3.7%
Day-centres places	**1,109**	1,094	1.4%
Teleassistance users	**63,274**	57,347	10.3%
Home assistance users	**12,523**	9,515	31.6%

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE controls the majority of its share capital.

2) Before taxes and minority interests.

MAPFRE AMÉRICA - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**2,432.7**	2,031.9	19.7%
Net premiums earned	**1,807.1**	1,498.8	20.6%
Underwriting result	**-27.8**	-41.0	32.2%
Net financial income	**157.6**	147.0	7.2%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-8.5**	-4.6	84.8%
Gross result [1]	**121.3**	101.4	19.6%
Net result	**87.4**	83.8	4.3%
Investments	**1,667.2**	1,401.1	19.0%
Technical reserves	**1,805.7**	1,413.1	27.8%
Shareholders' equity	**955.7**	803.1	19.0%
Non-life loss ratio[2]	**66.6%**	66.6%	
Non-life expense ratio[2]	**36.2%**	36.4%	
Non-life combined ratio[2]	**102.8%**	103.0%	
ROE	**9.9%**	10.5%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE AMÉRICA VIDA - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**488.0**	429.8	13.5%
Net premiums earned	**467.4**	389.1	20.1%
Underwriting and financial result	**19.2**	14.4	33.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.2**	0.3	-33.3%
Gross result [1]	**19.4**	14.7	32.0%
Net result	**12.2**	9.2	32.6%
Investments	**660.5**	461.1	43.2%
Technical reserves	**572.1**	431.0	32.7%
Shareholders' equity	**180.3**	86.1	109.4%
ROE	**9.2%**	11.8%	

1) Before taxes and minority interests.

MAPFRE INTERNACIONAL - Key figures

	2007	2006	% 07/06
Gross written and accepted premiums	**246.7**	185.7	32.8%
Net premiums earned	**190.6**	151.3	26.0%
Underwriting result	**-6.6**	-9.1	-27.5%
Net financial income	**35.0**	20.8	68.3%
Other business activities	**-0.9**	0.1	—
Other non-technical results	**-3.6**	0.0	—
Gross result(2)	**23.9**	11.8	102.5%
Net result	**17.3**	8.6	101.2%
Investments	**775.4**	377.4	105.5%
Technical reserves	**580.8**	319.1	82.0%
Shareholders' equity	**377.8**	117.6	—
Non-life loss ratio(3)	**77.1%**	81.3%	
Non-life expense ratio(3)	**26.4%**	24.7%	
Non-life combined ratio(3)	**103.5%**	106.0%	
ROE	**7.0%**	—	

1) Figures shown for MAPFRE INTERNACIONAL include in both years the items corresponding to MAPFRE SEGUROS GERAIS (a subsidiary consolidated by this holding company since 30.9.2007) and to the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, which will be transferred to it in 2008. They also include the items corresponding to the fourth quarter of 2007 of GENEL SIGORTA, a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

MAPFRE ASISTENCIA - Key figures

	2007	2006	% 07/06
Operating income	**428.7**	421.4	1.7%
- Gross written and accepted premiums	**314.8**	296.3	6.2%
- Other income	**113.9**	125.1	-9.0%
Net premiums earned	**265.0**	242.7	9.2%
Underwriting result	**21.2**	15.3	38.6%
Net financial income	**-2.6**	0.0	---
Other business activities	**-0.6**	-2.2	-72.7%
Other non-technical results	**-0.1**	1.2	-108.3%
Gross result (1)	**17.9**	14.3	25.2%
Net result	**7.6**	10.0	-24.0%
Investments	**49.5**	40.1	23.4%
Technical reserves	**186.7**	160.5	16.3%
Shareholders' equity	**112.2**	95.1	18.0%
Non-life loss ratio(2)	**64.2%**	70.8%	
Non-life expense ratio(2)	**27.8%**	22.9%	
Non-life combined ratio(2)	**92.0%**	93.7%	
ROE	**7.3%**	10.7%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

GENEL SIGORTA - Key figures

	2007
Gross written and accepted premiums	**229.6**
- Life	**6.6**
Net premiums earned	**158.1**
Underwriting result	**11.1**
Net financial income	**27.0**
Other business activities	**0.0**
Other non-technical results	**-0.9**
Gross result(2)	**37.2**
Net result	**31.0**
Investments	**317.5**
Technical reserves	**240.8**
Equity	**264.8**
Non-life loss ratio(3)	**77.4%**
Non-life expense ratio(3)	**17.2%**
Non-life combined ratio(3)	**94.6%**
ROE	**---**

1) GENEL SIGORTA is a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

MAPFRE: Breakdown of equity by units and companies

	Total equity					
	2007		2006			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE AUTOMÓVILES	968.4	---	853.5	---	13.5%	---
MAPFRE AGROPECUARIA	118.7	---	126.7	---	-6.3%	---
MAPFRE VIDA	409.0	392.9	328.0	315.1	24.7%	24.7%
MAPFRE SEGUROS GENERALES	150.3	144.4	148.2	142.3	1.4%	1.5%
MAPFRE EMPRESAS	198.0	190.2	164.3	157.9	20.5%	20.5%
MAPFRE CAJA SALUD	66.1	63.6	62.3	59.8	6.1%	6.4%
MAPFRE AMÉRICA	850.6	105.1	698.7	104.4	21.7%	0.7%
MAPFRE AMÉRICA VIDA	157.9	22.4	75.8	10.3	108.3%	117.5%
MAPFRE RE	663.6	61.6	569.4	77.7	16.5%	-20.7%
MAPFRE ASISTENCIA	112.2	---	95.1	---	18.0%	---
MAPFRE SEGUROS GERAIS	62.4	---	70.6	---	-11.6%	---
MAPFRE INTERNACIONAL	150.3	---	117.6	---	27.8%	---
OTHER COMPANIES[1]	188.8	21.2	117.7	20.9	60.4%	1.4%
MAPFRE S.A. consolidated[2]	**4,331.4**	**1,283.0**	4,026.5	1,027.8	7.6%	24.8%

1) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
2) In this report, the figures for 2007 are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

CONSOLIDATION ADJUSTMENTS

Technical reserves		Gross written and accepted premiums	
2007	2006[1]	**2007**	2006[1]
717.4	578.2	**706.3**	666.9

1) Pro forma figures for 2006, prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Impact on 2006 figures of the changes in the grouping of businesses at subsidiaries[1]

MAPFRE AUTOMÓVILES	MAPFRE AUTOMÓVILES 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	2,344.3	**2,473.3**
Net result	252.8	**259.8**

MAPFRE SEGUROS GENERALES	MAPFRE SEGUROS GENERALES 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,053.9	**1,112.7**
Net result	98.8	**147.6**

MAPFRE EMPRESAS	MAPFRE EMPRESAS 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,233.2	**1,225.4**
Net result	78.7	**78.9**

MAPFRE VIDA	MAPFRE VIDA 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,891.8	**1,848.3**
Net result	128.9	**127.7**

MAPFRE SEGUROS GERAIS	MAPFRE SEGUROS GERAIS 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	98.5	**151.0**
Net result	4.8	**5.6**

1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

MAPFRE: 2007 organisational chart



MAPFRE S.A.
61%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSION
MAPFRE VIDA PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CREDITO
MAPFRE SEGUROS GENERALES
MAPFRE AUTO-MÓVILES
MAPFRE CAJA SALUD
MAPFRE AGRO-PECUARIA
FAMILY DIVISIÓN
MAPFRE AMERICA
MAPFRE AMERICA VIDA
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
MAPFRE ASISTENCIA
MAPFRE INMUEBLES
MAPFRE QUAVITAE
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
INSURANCE IN SPAIN
INSURANCE ABROAD
OTHER BUSINESSES

MAPFRE: 2008 organisational chart



MAPFRE S.A.
100%
MAPFRE FAMILIAR[1]
MAPFRE VIDA
MAPFRE INVERSION
MAPFRE VIDA PENSIONES
MAPFRE - CAJA MADRID VIDA
CCM VIDA Y PENSIONES
BANKINTER VIDA
UNIÓN DUERO VIDA
DUERO PENSIONES
MAPFRE EMPRESAS
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE AMÉRICA[1]
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
MAPFRE ASISTENCIA
91.5%
MAPFRE RE
MAPFRE INMUEBLES
MAPFRE QUAVITAE
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
INSURANCE IN SPAIN
INSURANCE ABROAD
OTHER

1) Estimated shareholding.

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

X.1.) ISSUANCE, PARTIAL OR COMPLETE REPAYMENT OF FINANCIAL BORROWINGS

Issuer: MAPFRE S.A.

Domicile: Spain

Transaction: Issuance

ISIN Code: ES0224244063

Type of security : subordinated bonds

Issue date : 24/07/2007

Outstanding amount: €700,000,000

Interest rate: 5,921%

Maturity: 24/07/2017

Market on which the securities are listed: AIAF Market of the Madrid Stock Exchange

Rating: A-

X.2.) SECURITIES ISSUED BY THIRD PARTIES AND GUARANTEED BY THE GROUP

No transactions of this nature were carried out in the period.

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	110.0	0.11	250,283
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

- Supplementary dividend, paid out of the results for fiscal year 2006, on May 4th, 2007; shares numbered 1 to 2,275,324,163 collected € 0.05 gross per share.
- Interim dividend, paid out of the results for fiscal year 2007, on November 8th, 2007; shares numbered 1 to 2,275,324,163 collected € 0.06 gross per share.

XIV. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS CARRIED OUT WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY

Code	Description	A / I	Ac / An	Amount	Profit or Loss	CP / LP	Related Party

2. TRANSACTIONS CARRIED OUT WITH MANAGERS OF THE COMPANY

Code	Description	A / I	Ac / An	Amount	Profit or Loss	CP / LP	Related Party
026	Salaries	Cumulative figures	Actual	6,180		CP	

3. TRANSACTIONS CARRIED OUT AMONG STAFF, COMPANIES OR ENTITIES OF THE GROUP

Code	Description	A / I	Ac / An	Amount	Profit or Loss	CP / LP	Related Party

4. TRANSACTIONS WITH OTHER RELATED PARTIES

Code	Description	A / I	Ac / An	Amount	Profit or Loss	CP / LP	Related Party

S = single transaction; G = Group of transactions.
Present = transactions commenced and ended within the fiscal year; Previous = transactions commenced in previous fiscal years and not yet ended at the close of the fiscal year under consideration.

Year end 2007 results

Presentation for investors and analysts

6th February 2008



MAPFRE

Nº 2008- 2

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

MAPFRE

Executive summary[1]

- It has been an excellent first year for MAPFRE under its new structure:
  - Revenues have increased 12.3% to €14,865.8 million.
  - Premiums have risen by 12.6% to €12,310.5 million.
  - Funds under management in Life and Savings products have increased by 17.6% (20.8% excluding the effect of shadow accounting adjustments) to €24,148.7 million
  - The combined ratio decreased to 92.6% (93.9% in 2006).
  - The net result after tax and minority interests grew by 19.8% to €731.1 million
  - EPS amounted to €32.1 cents (€26.8 cents in 2006) and the ROE reached 17.5% (16.1% in 2006)
  - Dividends paid out against the results for the year have increased 44.4%.
  - Various agreements and acquisition have been formalised which improve significantly the Group's competitive position both in Spain and Abroad.
  - The market share in Spain has risen to 14.3% (2006: 13.5%; source ICEA).

1) In this document, the figures for 2007, are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close 2006 and the financial statements at the same data of those companies which were included into its scope of consolidation in January 2007.

Significant events of the year

January

- The **corporate reorganisation process** is concluded through a capital increase carried out by MAPFRE S.A. The new shares were admitted to listing on 1.3.2007.
- The strategic agreement with CAJA CASTILLA LA MANCHA is formalised, as a result of which MAPFRE acquires a 50% shareholding in **CCM VIDA Y PENSIONES** and takes management control. The acquisition of the shareholding is finalised in December.
- Signing of the pre-agreement for the integration of **MUTUA VALENCIANA AUTOMOVILISTA (MVA)** into MAPFRE. This is carried out at year end, with retroactive effect from 1.3.2007.

March

- Agreement signed with **BBVA** for the management and sale of motor insurance under a coinsurance scheme.
- Contract signed for the purchase of an 80% shareholding in Turkish insurance company **GENEL SIGORTA**, which was carried out in September.
- Agreement signed with BANKINTER, on the basis of which MAPFRE acquires a 50% stake in and takes management control of **BANKINTER VIDA Y PENSIONES**. The operation was closed in June.

Significant events of the year (cont'd.)

July

- Approval of **an incentives plan linked to the value of MAPFRE's shares**, as a remuneration formula for the senior management of the company and its subsidiaries. Initially, 37 individuals are eligible, who have been assigned 8,333,334 theoretical shares, equivalent of 0.37% of the share capital.

October

- Announcement of the offer to acquire 100% of the outstanding shares of US insurer **COMMERCE INSURANCE GROUP** for a price of USD 2,207 million (approximately €1,503 million)[1].
- **Finalisation of the distribution of shares of MAPFRE S.A. to former mutual members.** As at 31.12.2007, there were 565,042 shareholders, versus 49,222 at the end of the previous year; of these, 557,478 are Spanish retail investors (47,987 as at 31.12.2006).
- **A dedicated telephone service is established for our retail shareholders.**

November

- **MAPFRE and CATTOLICA agree not to carry out the proposed joint venture MAPFRE CATTOLICA AUTO.**

December

- Announcement of the **reorganisation of the strategic alliance with CAJA MADRID**.

1) Exchange rate used €=1.4684 USD (forward exchange rate purchased by MAPFRE).

MAPFRE

Events occurred after the year end

- The following event have occurred after the close of the year:
  - On 5th February 2008, the new Framework Agreement that governs the strategic alliance between MAPFRE and CAJA MADRID was signed together with another agreement that sets out the transactions that must be carried out in order to reorganise the corporate shareholdings that will conform the structure of the alliance going forward, as a result of which:
    - MAPFRE S.A. will absorb MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. and CAJA MADRID will receive in the corresponding exchange 401,527,793 new shares of MAPFRE S.A., equivalent to 15% of its new share capital.
    - CAJA MADRID will acquire through a capital increase a 12.5% shareholding in MAPFRE INTERNACIONAL and will purchase the 30% stakes MAPFRE held in CAJA MADRID BOLSA, GESMADRID and CAJA MADRID PENSIONES.
    - A new company, MAPFRE-CAJA MADRID VIDA (51% MAPFRE - 49% CAJA MADRID), will be created to operate as the future channel for the Life and Accidents business distributed by the CAJA MADRID network.
- The agreed reorganisation aims to: enhance and strengthen the alliance between both Groups, after five years of fruitful cooperation, and adapt it to the new corporate structure of the MAPFRE Group; and to lay the new grounds for its extension to other countries in which both Groups may have a presence.

Events occurred after the year end (cont'd.)

- The following event have occurred after the close of the year:

  - On 17th January 2008, MAPFRE and CAJA DUERO signed an agreement to jointly develop, sell and distribute the insurance products of the Life and Pension Plans business of said savings bank. Pursuant to this agreement, MAPFRE has acquired 50% of the shares of the subsidiaries DUERO VIDA S.A. and DUERO PENSIONES S.A. The total consideration of the transaction is €130 million, which comprises of an initial disbursement of €105 million and additional payments of up to €25 million, subject to the long term value created.

  - On 18th January 2008, the transfer of VIAJES MAPFRE's business to CARLSON WAGONLIT TRAVEL (CWT) was formalised.

  - On 25th January 2008, the governing bodies of MAPFRE approved the integration of MAPFRE AUTOMÓVILES, MAPFRE SEGUROS GENERALES and MAPFRE CAJA SALUD into a single company (MAPFRE FAMILIAR S.A.), which will operate in all Non-life lines aimed at retail customers and small companies linked to the net assets of families.

  - On the same day, 25th January 2008, the governing bodies of MAPFRE likewise approved the integration of MAPFRE AGROPECUARIA into MAPFRE EMPRESAS, subject to the prior transfer to MAPFRE FAMILIAR of the portfolio of the lines in which the latter operates.

MAPFRE

In 2007, MAPFRE has opened more than one branch per day...



2,637
2,725
2,788
2,861
2,910
3,090
+180
MAPFRE NETWORK IN SPAIN
542
705
922
1,284
1,655
1,890
+235
MAPFRE NETWORK IN LATIN AMERICA
2002
2003
2004
2005
2006
2007

... and has added more than 1,300 new branches through agreements and acquisitions



+975
BANCASSURANCE(1)
1,906
1,873
1,884
1,902
1,953
2,928
+341
MAPFRE NETWORK IN OTHER COUNTRIES
51
99
102
128
137
478
Includes 339 in Turkey
2002
2003
2004
2005
2006
2007

1) Branches of banks which distribute exclusively life assurance products of the companies managed by MAPFRE VIDA in Spain.

MAPFRE

MAPFRE:
Strategy

- Increase the financial results, raise the value of the shares and optimise the use of financial resources.
- Attain above average growth in those markets where the Group operates in Non-Life insurance, Life assurance and Savings.
- Enhance the efficiency of the Group and its positioning as a multinational, multi-line and multi-channel insurance Group.
- Promote and systematise rationalisation and internal control measures.
- Consolidate MAPFRE's position as a Multinational Insurance and Reinsurance company.
- Maintain and reinforce the commitment to undertake socially responsible management throughout the Group.
- Adapt the Group's good governance code to its new structure and continue advancing in the fulfilment of these and in the effective application of MAPFRE's institutional principles.

Achievement of the objectives for 2007

- The growth in Non-life premiums has surpassed the average for the Spanish market (5.8% vs. 5.3%; source UNESPA); MAPFRE also grew faster than the Non-life market in Latin American countries, except in Chile and Venezuela.

- With respect to funds under management, the Group outperformed the market in Spain in pension funds (9% vs. 6.5%), mutual funds (-2.8% vs. -6.1%), and Life assurance technical reserves (4.6% vs 2.5%).(1)

- The consolidated Non-life combined ratio stood at 92.6% versus a maximum objective of 97%.

- The non-life expense ratio declined one percentage point at the consolidated level and 0.8% at the Family Division (excluding non-recurring expenses incurred in the year). In the Life business, the expense ratio was stable.

- Earnings per share increased from €26.8 cents to €32.1 cents.

1) The rates of growth indicated do not include the funds managed by BANKINTER VIDA and CCM VIDA Y PENSIONES. Source: UNESPA, INVERCO.

MAPFRE

MAPFRE S.A.: 2008- 2010 Objectives

- MAPFRE S.A.'s objectives for the three-year period 2008 – 2010 are the following:

Direct Non-lfe insurance	Attain in direct Non-life insurance higher growth rates than those obtained by the market of each country.
Life assurance	Achieve above market growth rates, both in Life assurance and Savings products.
Non-life combined ratio	Maintain a combined ratio equal to or lower than 97% in the Non-life direct insurance and reinsurance business.
EPS	Obtain growing earnings per share and dividends.
Expense ratio	Continue to improve the expense ratio as a percentage of premiums (Non-life) and funds under management (Life assurance and savings). The objective announced to achieve in 2009 a one percentage point reduction in the Non-life expense ratio in Spain with respect to its level in 2006 is maintained[1].

1) Additional information on this figure and other key data for the Spanish Non-life companies can be found on page 41.

MAPFRE

Dividends

- The dividends paid in the year totalled €250.3 million in absolute terms, an increase of 199.4% versus 2006.
- From 4th June 2008 onwards, a final dividend of €0.07 per share will be paid. The total dividend paid out of the results for 2007 will be €0.13 per share, an increase of 44.4% versus the previous year.

Dividends per share[(1)]



% Var. 07/06: +44.4%
CAGR 03-07: +34.3%
0.04
0.05
0.06
0.09
0.13
2003
2004
2005
2006
2007
Euros

1) Total dividends paid out of the results for the year (interim + final). Figures adjusted for the 5-for-1 share split carried out on 28th October 2006.

MAPFRE

Key figures

	2007	2006[1]	% 07/06
Non-Life gross written and accepted premiums	**9,292.5**	8,452.2	9.9%
Life gross written and accepted premiums	**3,018.0**	2,480.5	21.7%
Total gross written and accepted premiums	**12,310.5**	10,932.7	12.6%
Net result, group share	**731.1**	610.2	19.8%
Total assets	**37,626.9**	33,717.8	11.6%
Managed savings [2]	**24,148.7**	20,536.3	17.6%
Shareholders' equity	**4,331.4**	4,026.5	7.6%
Financial debt	**1,519.1**	808.7	87.8%
Earnings per share (Euro cents)	**32.1**	26.8	19.8%
Employees[3]	**30,615**	28,006	9.3%
Non-life loss ratio[4]	**68.0%**	69.0%	
Non-life expense ratio[4]	**24.6%**	24.9%	
Non-life combined ratio[4]	**92.6%**	93.9%	
ROE	**17.5%**	16.1%	

Million Euros

1) Pro forma figures for 2006 prepared in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.
2) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management companies.
3) The increase in staff compared to the same period of the previous year came from the expansion of business activities abroad, especially in the Americas, and from MAPFRE QUAVITAE.
4) Ratios calculated over net premiums earned.

MAPFRE

Key operating figures

- The following table shows the development of the key operating figures of MAPFRE's main insurance and reinsurance Units and Subsidiaries:

	Revenues	% Var.	Premiums	% Var.	Net result	% Var.	Combined ratio[1] 2007	Combined ratio[1] 2006
MOTOR[2][3]	**3,095.6**	6.0%	**2,560.7**	3.5%	**315.8**	21.6%	**91.2%**	92.0%
GENERAL INSURANCE[2]	**1,232.4**	7.7%	**1,112.7**	5.6%	**147.6**	49.4%	**85.1%**	88.6%
HEALTH	**459.0**	11.7%	**432.7**	11.5%	**18.6**	12.7%	**92.8%**	94.7%
AGRICULTURAL & LIVESTOCK	**269.9**	10.3%	**253.5**	10.6%	**15.4**	-28.0%	**93.3%**	89.0%
FAMILY DIVISION	**5,056.9**	7.1%	**4,359.6**	5.2%	**497.4**	25.4%	**90.0%**	91.3%
COMMERCIAL INSURANCE[2]	**1,453.3**	8.7%	**1,322.1**	7.9%	**86.5**	9.6%	**86.6%**	85.8%
NON-LIFE INSURANCE IN SPAIN	**6,510.2**	7.5%	**5,681.7**	5.8%	**583.9**	22.8%	**89.7%**	90.7%
LIFE ASSURANCE IN SPAIN	**3,380.9**	18.7%	**2,251.7**	21.8%	**147.2**	15.3%	**0.9%**	0.9%
MAPFRE VIDA[2]	**3,148.2**	10.6%	**2,065.0**	11.7%	**142.5**	11.6%	**0.9%**	0.9%
BANKINTER VIDA	**58.5**	—	**38.4**	—	**2.8**	—	—	—
CCM VIDA Y PENSIONES	**174.2**	—	**148.3**	—	**2.0**	—	—	—
MAPFRE AMÉRICA	**3,205.5**	17.9%	**2,920.7**	18.6%	**99.6**	7.1%	**102.8%**	103.0%
MAPFRE INTERNACIONAL	**298.7**	56.8%	**246.7**	32.8%	**17.3**	101.2%	**103.5%**	106.0%
INT'L. DIRECT INSURANCE DIVISION	**3,504.2**	20.4%	**3,167.3**	19.6%	**116.9**	15.1%	**102.9%**	103.2%
REINSURANCE	**1,780.4**	11.4%	**1,601.2**	11.4%	**87.8**	13.7%	**91.6%**	92.3%
ASSISTANCE	**438.8**	2.4%	**314.8**	6.2%	**7.6**	-24.0%	**92.0%**	93.7%

1) The figures for the Life business correspond to the expense ratio as a percentage of average third-party funds under management.
2) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to allow homogeneous comparisons.
3) Figures for MAPFRE AUTOMÓVILES include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007.

Million Euros

Breakdown of premiums by distribution channel in Spain

	AGENTS AND OTHER CHANNELS			BANK CHANNEL			TOTAL		
	2007	2006	Var. %	2007	2006	Var. %	2007	2006	Var. %
LIFE[1]									
MAPFRE VIDA - recurring business	1,002.9	951.4	5.4%	978.2	830.1	17.8%	1,981.1	1,781.5	11.2%
BANKINTER VIDA[2]	—	—	—	38.4	—	—	38.4	—	—
CCM VIDA Y PENSIONES[2]	—	—	—	148.3	—	—	148.3	—	—
MOTOR[1][3]	2,518.9	2,440.8	3.2%	41.8	32.5	28.6%	2,560.7	2,473.3	3.5%
GENERAL INSURANCE[1]	993.4	918.6	8.1%	119.3	135.3	-11.8%	1,112.7	1,053.9	5.6%
AGRICULTURAL & LIVESTOCK	253.2	229.0	10.6%	0.3	0.3	—	253.5	229.3	10.6%
HEALTH	408.2	367.0	11.2%	24.5	21.0	16.7%	432.7	388.0	11.5%
COMMERCIAL INSURANCE[1]	1,292.7	1,197.9	7.9%	29.4	27.5	6.9%	1,322.1	1,225.4	7.9%
NON-LIFE	5,466.4	5,153.3	6.1%	215.3	216.6	-0.6%	5,681.7	5,369.9	5.8%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							83.9	66.8	25.6%
Consolidation adjustments							-80.4	-134.9	-40.4%
TOTAL[1]	6,469.3	6,104.7	6.0%	1,380.2	1,046.7	31.9%	7,853.0	7,083.3	10.9%

Million Euros

1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to allow homogeneous comparisons.
2) Figures shown correspond to the premiums written by this company since the date when it was first included into MAPFRE's scope of consolidation.
3) Figures for MAPFRE AUTOMÓVILES include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007.

Market share in Spain has increased by 0.8 p.p.

MAPFRE



14.3%
0.1%
0.2%
0.3%
13.5%
13.7%
2006
2007
BANKINTER VIDA
MUTUA VALENCIANA AUTOMOVILISTA
CCM VIDA Y PENSIONES
MAPFRE

Source: ICEA.

MAPFRE

Non-life account

	2007	2006[1]	% 07/06
Gross written and accepted premiums	9,292.5	8,452.2	9.9%
Technical result	575.8	425.7	35.3%
Net financial income and other non-technical income and expenses	528.9	493.8	7.1%
Result of Non-life business	**1,104.7**	**919.5**	20.1%
Non-life loss ratio[2]	68.0%	69.0%	
Non-life expense ratio[2]	24.6%	24.9%	
Non-life combined ratio[2]	92.6%	93.9%	

1) Pro forma figures for 2006 prepared in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.
2) Ratios calculated over net premiums earned.

Million Euros

Development of Non-life results

- The increase in gross written and accepted premiums is due mainly to:
  - A rise of 19.7% at MAPFRE AMÉRICA, thanks to the sustained development of business in Brazil and Mexico;
  - An increase of 10.6% at MAPFRE RE, reflecting good business development, especially in Europe, Latin America and Asia;
  - Growth of 7.9% at MAPFRE EMPRESAS, due to the significant growth in industrial insurance in Spain and the favourable performance of the Global Risks business and the credit and surety line, despite an environment of intense competition;
  - An increment of 3.5% in Motor insurance premiums in Spain, as a result of the positive net increase in new policies and the inclusion of the premiums issued by MVA since 1.3.2007.

- The loss ratio has declined significantly in Motor insurance in Spain and Commercial insurance, which has has mitigated the impact of the increase in large claims.

- The expense ratio has decreased mainly as a result of cost containment at the GENERAL INSURANCE OPERATING UNIT and MAPFRE RE, which has compensated for the higher advertising and IT costs in Spain, the expansion of the distribution network in Latin America and the lower contribution of reinsurance commissions in Commercial insurance in Spain, as a result of higher retention levels. The expense ratio includes non-recurring costs, derived from the reorganisation of the Family Division; excluding these, the expense ratio would have been 23.6% (24.6% in 2006).

- Financial income increased, due primarily to higher interest rates and realisations at various companies.

MAPFRE

Life income statement

	2007	2006[(1)]	% 07/06
Gross written and accepted premiums	3,018.0	2,480.5	21.7%
Technical result	-510.2	-504.6	1.1%
Net financial income (incl. unit-linked)	713.9	675.9	5.6%
Result of Life business	**203.7**	**171.3**	18.9%

Million Euros

1) Pro forma figures for 2006, prepared in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Development of Life results

- The notable growth in premiums reflects:
  - the significant increase in the winning of single premium savings products through the CAJA MADRID network;
  - a larger issuance of savings insurance through the agency network;
  - the sustained growth in Life - Protection premiums;
  - the incorporation of CCM VIDA Y PENSIONES and BANKINTER VIDA;
  - the strong development of business volumes in Brazil.

- The development of the technical result is affected by the increase in expenses which comes primarily from the Life business of the AMÉRICA OPERATING UNIT, where the notable growth of the business and the expansion of the distribution network have led to increases in commissions paid, salaries and other distribution costs.

- The development in financial income reflects the impact of the decrease in the value of hedging swaps, caused by the rise in interest rates. This impact is compensated by a smaller net appropriation of mathematical reserves through shadow accounting adjustments.

MAPFRE

Other business activities

Million Euros

	2007	2006[1]	% 07/06
Operating revenues	522.2	480.3	8.7%
Operating expenses	-446.9	-413.3	8.1%
Net financial income	-27.1	-13.0	108.5%
Results from minority interests	13.5	11.6	16.4%
Other net revenues	-4.4	-0.3	—
Results from Other business activities	**57.3**	**65.3**	-12.3%

1) Pro forma figures for 2006 prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Development of results from other business activities

- The development of revenues and results mainly reflects:
  - The decrease in revenues at MAPFRE INMUEBLES, due to the delivery of fewer new homes compared to the previous year. Under IFRS, revenues and profits can only be recognised upon the delivery of buildings. The company recorded revenues from the sale of land and buildings of €19.2 million.
  - An increase of 7.5% in the volume of assets managed by MAPFRE INVERSIÓN, which amounted to €5,666.2 million (€4,038 million in mutual funds and managed portfolios, with an increase of 6.9%, and €1,628.2 million in pension funds, a rise of 9%).
  - Larger business volumes at MAPFRE QUAVITAE, mainly as a result of higher occupancy levels.
  - Larger financial expenses arising from the increase in debt levels at the holding company MAPFRE S.A. and at MAPFRE INMUEBLES.

Results

	2007	2006[1]	% 07/06
Result before tax and minority interests	**1,365.7**	**1,156.1**	18.1%
Taxes	-389.6	-355.5	9.6%
Result after tax	**976.1**	**800.6**	21.9%
Result after tax from discontinued operations	-4.0	0.0	—
Result for the year	**972.1**	**800.6**	**21.4%**
Result attributable to minority shareholders	-241.0	-190.4	26.6%
Result attributable to the controlling Company	731.1	610.2	19.8%

- Taxes grew at a slower rate than the gross result, due mainly to the reduction in the corporate tax rate in Spain to 32.5% (35% in 2006).
- The result of discontinued operations arises mainly from the sale of MAPFRE ASISTENCIA's Travel Agency business.
- The result attributable to minority interests grew faster than the result after tax, due primarily to the 24.5% increase in results after tax at MAPFRE – CAJA MADRID HOLDING.

Million Euros

1) Pro forma figures for 2006 prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Contribution to the income statement of the companies integrated in MAPFRE during 2007

MAPFRE

Million Euros

	Amounts consolidated into MAPFRE's accounts	
	Premiums	Net Result
BANKINTER VIDA	38.4	2.8
CCM VIDA Y PENSIONES	148.3	1.0
GENEL SIGORTA	62.9	7.2
MUTUA VALENCIANA AUTOMOVILISTA	95.0	20.0
TOTAL	**344.6**	**31.0**

Balance sheet

	2007	2006(1)	% 07/06
ASSETS			
Goodwill	1,016.9	604.0	68.4%
Fixed assets	1,340.1	1,144.9	17.0%
Investments, real estate and cash	29,137.7	26,616.7	9.5%
Participation by reinsurance in technical reserves	2,146.1	1,804.4	18.9%
Other assets	3,986.1	3,547.8	12.4%
TOTAL ASSETS	**37,626.9**	**33,717.8**	**11.6%**
LIABILITIES			
Shareholders' Equity	4,331.4	4,026.5	7.6%
Minority interests	1,283.0	1,027.8	24.8%
Debt	1,519.1	808.7	87.8%
Technical reserves	26,781.8	24,027.3	11.5%
- Life assurance reserves	16,584.3	15,081.8	10.0%
- Other technical reserves	10,197.5	8,945.5	14.0%
Reserves for risks and expenses	315.0	244.7	28.7%
Other liabilities	3,396.6	3,582.8	-5.2%
TOTAL LIABILITIES	**37,626.9**	**33,717.8**	**11.6%**

Million Euros

1) Pro forma figures for 2006 prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Investment portfolio

Portfolio breakdown

2006(1)



Real estate 6.0%
Other Investments 3.2%
Shares and mutual funds (incl. unit-linked) 9.7%
Fixed income and cash 81.1%

€26,616.7 million

2007



Real estate 6.0%
Other Investments 4.0%
Shares & mutual funds (incl. unit-linked) 9.6%
Fixed income and cash 80.3%

€29,137.7 million

Breakdown of the fixed income portfolio by rating

2006(1)



BBB 0.7%
BB or lower 1.2%
A 11.6%
Unrated 1.2%
AAA 39.4%
AA 45.8%

€20,169.3 million

2007



BB or lower 1.2%
BBB 1.4%
Unrated 0.6%
A 14.6%
AAA 39.1%
AA 43.0%

€21,764.2 million

(1) Consolidated pro forma figures for MAPFRE under its new corporate structure

Effect on the Balance Sheet of recent acquisitions

- The incorporation of the recent acquisitions has had the following impact on the main balance sheet items:

	BANKINTER VIDA	CCM VIDA Y PENSIONES	GENEL SIGORTA	MVA	TOTAL
Intangible assets	204.3	122.0	150.7	—	477.0
Total assets	486.2	974.5	547.2	224.3	2,232.2
Technical reserves	418.5	924.9	240.8	149.8	1,734.1

Million Euros

MAPFRE

Statement of changes in consolidated equity

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	**5,054.3**	**4,466.5**
Additions and deductions accounted for directly in equity		
Investments available for sale	-524.9	-344.4
Translation adjustments	-35.5	-80.9
Shadow accounting	411.5	331.9
TOTAL	-148.9	-93.4
Result for the period	972.1	800.6
Distribution of previous year's result	-131.8	-16.5
Interim dividend for the year	-221.2	-123.7
Other items	89.9	20.8
BALANCE AS AT YEAR END	**5,614.4**	**5,054.3**

Million Euros

1) Pro forma figures for 2006 prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

MAPFRE

Development of the consolidated equity

- The variation in the consolidated equity during the year reflects:
  - The retained result for the year;
  - The reduction, caused by the rise in interest rates increases, in the portion corresponding to *shareholders of the unrealised capital gains in the fixed income investment portfolio of the* Life business, shown in the shadow accounting adjustments;
  - The increase in the dividend.
- The variation in "Other items" corresponds fundamentally to the incorporation of the minority interests in BANKINTER VIDA, CCM VIDA Y PENSIONES, GENEL SIGORTA, IBERICAR and MVA.

Funding operations

- In 2007, the following funding operations were carried out:
  - Two syndicated loans were arranged: a €500 million revolving credit facility with a maturity of 7 years; and another €1,000 million facility with a one year maturity, renewable for a further year. At the close of the year no drawdowns had been made against these facilities.
  - Lower Tier 2 senior subordinated bonds were issued in the amount of €700 million with a 30 years maturity and a call option at year 10.

EBITDA Interest Coverage and Leverage

EBITDA Interest Coverage



33.7
30.8
45.2
75.4
89.2
89.2
92.3
51.5
67.9
53.5
44.6
32.8
2000
2001
2002
2003
2004
2005
2006
2007
EBITDA Interest Coverage including operating debt (x)
EBITDA Interest Coverage excluding operating debt (x)

Leverage



3.0%
11.0%
8.9%
10.7%
7.3%
6.2%
6.1%
13.7%
10.3%
11.0%
12.4%
19.2%
2000
2001
2002
2003
2004
2005
2006
2007
Leverage including operating debt
Leverage excluding operating debt

(1) The data used to calculate these ratios can be found in the Appendix.

MAPFRE

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

FAMILY DIVISION:
Key events of 2007

- In its first year of operation, the Family Division has completed the integration of its main structures and central services, leaving in the units and companies that comprise it the necessary areas for the specialised management of their respective business lines.

- During 2007, the Division has incurred into non recurring expenses derived from the upgrading of IT platforms and its integration process, which amounted to €70 million. Excluding these charges, the expense ratio would have been 17.2%, equivalent to a reduction of 0.8% with respect the previous year(1).

1) For comparison purposes, non-recurrent expenses have been deducted for both years.

MOTOR INSURANCE OPERATING UNIT

- The increase in premiums reflects the winning of 116,000 net new policies, equivalent to a 2% growth, and the inclusion of the premiums written by Mutua Valenciana Automovilista over the last ten months of 2007, which amounted to €95 million. At year end, MAPFRE insured 6,091,000 vehicles in Spain.

- The loss ratio has declined, thanks to the containment of the average cost of claims and the reduction in frequency.

- The increase in the expense ratio is due mainly to larger disbursements for advertising and IT, as well as to non-recurring items. Excluding the latter, the expense ratio would have remained at 14.4% and the combined ratio would have declined to 89%.

- The net result includes after tax gains from real estate investments of €28.3 million (€35 million in 2006). Excluding these gains, the net result would have increased by 27.9%.

	2007	2006	% 07/06
Gross written and accepted premiums	**2,560.7**	2,473.3	3.5%
Net premiums earned	**2,547.4**	2,440.2	4.4%
Underwriting result	**223.9**	195.7	14.4%
Net financial income	**195.3**	153.8	27.0%
Other business activities	**2.4**	3.6	-33.3%
Other non-technical results	**19.1**	30.2	-36.8%
Gross result(1)	**440.5**	383.2	15.0%
Net result	**315.8**	259.8	21.6%
Investments	**2,453.3**	2,560.0	-4.2%
Technical reserves	**2,646.9**	2,539.8	4.2%
Equity	**968.4**	853.5	13.5%
Non-life loss ratio(2)	**74.5%**	77.6%	
Non-life expense ratio(2)	**16.7%**	14.4%	
Non-life combined ratio(2)	**91.2%**	92.0%	
ROE	**34.7%**	37.6%	

Figures for 2007 include MAPFRE SEGUROS GENERALES' Motor Insurance business in the Canary Islands. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.

Figures for 2007 also include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

MOTOR INSURANCE OPERATING UNIT:
Combined ratio consistently below market average


96.1%
95.2%
93.8%
93.8%
94.5%
94.1%
93.5%
95.9%
93.4%
92.8%
92.0%
90.2%
90.6%
89.8%
91.2% (1)
89.0% (1) (excluding non recurring costs)
3M06
6M06
9M06
12M06
3M07
6M07
9M07
12M07
SECTOR (2)
MAPFRE AUTOMÓVILES

1) The combined ratio for the fourth quarter includes MVA.
2) Own calculation based on ICEA data. Data for the sector includes MAPFRE AUTOMÓVILES and MAPFRE GUANARTEME.

GENERAL INSURANCE OPERATING UNIT

MAPFRE

- The development of premiums reflects sustained growth in the Household insurance (9.2%) and Multi- peril (7.7%) lines, and the slowdown in the sale of mortgage payment protection insurance ("Hipoteca Protegida").

- The strong increase in the net result reflects:
  - The growth in the underwriting result, as a consequence of:
    - the positive effect of the cost reduction programme which is being carried out by the Unit;
    - the moderate rise in the loss ratio, which was low in the previous year;
    - a higher retention level.
  - the increase in the financial result, reflecting a more active investment policy and realisation gains of €13.5 million before taxes (€6.8 million as at 31.12.2006).

	2007	2006	% 07/06
Gross written and accepted premiums	**1,112.7**	1,053.9	5.6%
- Burial insurance	**234.5**	224.2	4.6%
- Other business lines	**878.2**	829.7	5.8%
Net premiums earned	**985.6**	890.3	10.7%
Underwriting result	**145.1**	99.1	46.4%
Net financial income	**62.6**	49.1	27.5%
Other business activities	**2.4**	7.2	-66.7%
Other non-technical results	**6.7**	-1.9	—
Gross result [1]	**216.8**	153.4	41.3%
Net result	**147.6**	98.8	49.4%
Investments	**1,146.1**	1,042.3	10.0%
Technical reserves	**1,208.0**	1,116.3	8.2%
Shareholders' equity	**294.7**	290.5	1.4%
Non-life loss ratio[2]	**59.8%**	58.7%	
Non-life expense ratio[2]	**25.3%**	29.9%	
Non-life combined ratio[2]	**85.1%**	88.6%	
ROE	**50.4%**	36.6%	

In order to permit a homogenous comparison, figures for both years do not the items corresponding to Industrial Risks portfolio and the Motor business of MAPFRE GUANARTEME.

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

COMMERCIAL INSURANCE OPERATING UNIT: Key events of 2007

- The year was characterised by the significant growth of industrial insurance in Spain, and the favourable performance of the international business in Global Risks and in the Credit and Surety line, in spite of an intensely competitive environment
- The Unit has continued to widen its international presence:
  - The representative offices in Germany, France and Great Britain have won a growing volume of new business.
  - Operations have commenced in the Surety line in Mexico and in export credit insurance in Brazil.
- The combined ratio has stayed at levels that are excellent and much lower than the average for the market.
- As at 1.1.2008, the portfolio of the MAPFRE CAUCIÓN Y CRÉDITO Branch in Portugal has been transferred to MAPFRE SEGUROS GERAIS. The former will continue to take a significant share of this business line and will continue to monitor the development of its technical result.

COMMERCIAL INSURANCE OPERATING UNIT

- The Unit's results reflect:
  - the increase in premiums;
  - the improvement in the loss ratio, which has been especially noteworthy at the industrial and credit insurance lines and has mitigated the impact of large claims incurred during the year;
  - the rise in the expense ratio, as a result of higher retention levels and a larger proportion of business sold through intermediaries. During the year non-recurring costs have been incurred, which have added 0.9 percentage points to the ratio;
  - larger financial income. Realisation gains have amounted to €7.8 million after taxes.

	2007	2006	% 07/06
Gross written and accepted premiums	**1,322.1**	1,225.4	7.9%
- Industrial business	**594.4**	542.5	9.6%
- Global Risks	**601.7**	563.7	6.7%
- Credit and Surety business	**126.0**	119.2	5.7%
Net premiums earned	**508.5**	455.4	11.7%
Underwriting result	**68.3**	64.6	5.7%
Net financial income	**59.8**	48.3	23.8%
Other business activities	**-3.8**	-1.1	---
Other non-technical results	**3.6**	3.9	-7.7%
Gross result (1)	**127.9**	115.7	10.5%
Net result	**86.5**	78.9	9.6%
Investments	**1,399.4**	1,203.2	16.3%
Technical reserves	**2,620.4**	2,218.7	18.1%
Shareholders' equity	**388.2**	322.2	20.5%
Non-life loss ratio(2)	**62.4%**	65.3%	
Non-life expense ratio(2)	**24.2%**	20.5%	
Non-life combined ratio(2)	**86.6%**	85.8%	
ROE	**24.4%**	27.0%	

In order to permit a homogenous comparison, figures for both years include the items corresponding to the Industrial Risks portfolio of MAPFRE GUANARTEME (transferred to the Unit with economic effect from 1.1.2006) and do not include figures for the branch in Portugal of MAPFRE CAUCIÓN Y CRÉDITO (included within MAPFRE SEGUROS GERAIS).

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

MAPFRE

DOMESTIC NON-LIFE BUSINESS: Key operating figures

- The following table shows the development of the key operating figures of the Units and Companies grouped under the FAMILY DIVISION and the COMMERCIAL INSURANCE OPERATING UNIT:

	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 2007	Expense ratio[1] 2006	Combined ratio[1] 2007	Combined ratio[1] 2006
FAMILY DIVISION	**5,056.9**	7.1%	**497.4**	25.4%	**18.9%**	18.5%	**90.0%**	91.3%
MOTOR[2][3]	**3,095.6**	6.0%	**315.8**	21.6%	**16.7%**	14.4%	**91.2%**	92.0%
GENERAL INSURANCE[2]	**1,232.4**	7.7%	**147.6**	49.4%	**25.3%**	29.9%	**85.1%**	88.6%
HEALTH	**459.0**	11.7%	**18.6**	12.7%	**17.7%**	16.6%	**92.8%**	94.7%
AGRICULTURAL & LIVESTOCK	**269.9**	10.3%	**15.4**	-28.0%	**18.0%**	21.7%	**93.3%**	89.0%
COMMERCIAL INSURANCE[2]	**1,453.3**	8.7%	**86.5**	9.6%	**24.2%**	20.5%	**86.6%**	85.8%
TOTAL NON-LIFE BUSINESS SPAIN	**6,510.2**	7.5%	**583.9**	22.8%	**19.5%**	18.7%	**89.7%**	90.7%

- The expense ratio includes non-recurring items. Excluding the latter, the ratio would have been 17.9% (18.2% in 2006).

1) Ratios as a % of net premiums earned.
2) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to permit homogeneous comparisons.
3) Figures for the MOTOR INSURANCE OPERATING UNIT in 2007 include the items corresponding to MVA, which was integrated at year end with retroactive effect from 1.3.2007.

Million Euros

LIFE ASSURANCE OPERATING UNIT: Key events of 2007

MAPFRE

- The market environment for Life assurance and savings products was characterised by:
  - a rise in interest rates and the persistence of a relatively flat yield curve;
  - volatility in the stock markets;
  - the introduction of the new tax regime for savings products and the reduction in the tax alowances for pension fund contributions;
  - the strong competition from the banking sector, which has focussed its sales efforts on winning savings products.

- Excluding the effect of acquisitions, the Unit has managed to:
  - Grow faster than the market in Life technical reserves[1] (4.6% vs. 2.5%) and pension funds[2] (9% vs. 6,5%) and outperform the market in the volume of assets managed in mutual funds[2] (-2.8% vs. -6.1%);
  - Maintain a sustained pace of growth in Life – Protection assurance (7.5%).

- During the year, the Unit has taken over the management of CCM VIDA Y PENSIONES and BANKINTER VIDA, whose funds under management amounted to €2,870.4 million as at 31.12.2007.

1) Figures calculated under PCEA (Spanish GAAP) for comparative purposes. Market data source: UNESPA.
2) Source: INVERCO. Figures for mutual funds correspond to funds that invest in money market, fixed income and equities.

LIFE ASSURANCE OPERATING UNIT

- Premiums growth reflects:
  - the significant increase in the winning of single premium savings products through the CAJA MADRID network;
  - a larger issuance of savings insurance through the agency network;
  - the sustained growth in Life - Protection premiums;
  - The integration of BANKINTER VIDA and CCM VIDA Y PENSIONES.
- The rise in third-party funds under management is due to:
  - a larger issuance of Life – Savings assurance;
  - the increase in mutual funds and managed portfolios;
  - net inflows of pension funds through the agency network;
  - the integration of BANKINTER VIDA and CCM VIDA Y PENSIONES;
  - the reduction in the market value of the fixed income investments due to the rise in interest rates.

	2007	2006	% 07/06
Technical Reserves Spanish GAAP	**15,261.8**	13,310.0	14.7%
IFRS adjustments	**468.5**	1,143.3	-59.0%
Technical Reserves IFRS	**15,730.4**	14,453.3	8.8%
Mutual Funds and managed portfolios	**4,038.0**	3,777.3	6.9%
Pension Funds	**3,155.2**	1,493.2	111.3%
Third-party funds under management			
IFRS	**22,923.5**	19,723.8	16.2%
Spanish GAAP	**22,455.0**	18,580.4	20.9%
Gross written and accepted premiums	**2,251.7**	1,848.3	21.8%
Net premiums earned	**2,179.7**	1,782.9	22.3%
Underwriting and financial result	**152.4**	138.8	9.8%
Other business activities	**64.8**	52.1	24.4%
Other non technical results	**-3.0**	0.0	---
Gross result (1)	**214.2**	190.9	12.2%
Net result	**147.2**	127.7	15.3%
Investments	**16,648.7**	15,742.5	5.8%
Shareholders' equity	**801.9**	643.1	24.7%
Expense Ratio(2)	**0.9%**	0.9%	
ROE	**20.4%**	20.3%	

In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS. The figures for 2007 also include the items corresponding to BANKINTER VIDA and CCM VIDA Y PENSIONES.

1) Before taxes and minority interests.
2) Net operating expenses / average third-party funds under management.

Million Euros

LIFE ASSURANCE OPERATING UNIT:
Premiums breakdown[1]

	2007	2006	% 07/06
Regular Premiums	**384.2**	**402.7**	-4.6%
- Agents and other channels	357.5	373.6	-4.3%
- Bank channel	26.7	29.1	-8.2%
CAJA MADRID	26.1	29.1	-10.3%
BANKINTER VIDA[2]	0.6	—	
Single Premiums	**1,419.3**	**1,179.8**	20.3%
- Agents and other channels	574.9	496.2	15.9%
- Bank channel	844.4	683.6	23.5%
CAJA MADRID	820.8	683.6	20.1%
BANKINTER VIDA[2]	23.6	—	
Life premiums - Savings	**1,803.5**	**1,582.5**	14.0%
Life Premiums - Protection	**299.9**	**265.8**	12.8%
- Agents and other channels	154.4	148.4	4.0%
- Bank channel	145.5	117.4	23.9%
CAJA MADRID	131.3	117.4	11.8%
BANKINTER VIDA[2]	14.2	—	
TOTAL PREMIUMS	**2,103.4**	**1,848.3**	13.8%
CCM VIDA Y PENSIONES[2]	**148.3**	—	—
Life - Savings	140.5	—	—
Life - Protection	7.8	—	—
TOTAL LIFE PREMIUMS	**2,251.7**	**1,848.3**	21.8%
Agents and other channels	1,086.8	1,018.2	6.7%
Bank channel	1,164.9	830.1	40.3%

Million Euros

1) In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.
2) Figures shown correspond to the premiums written by this company since the date when it was first included into MAPFRE's scope of consolidation.

LIFE ASSURANCE OPERATING UNIT:
Breakdown of funds under management[1]

	2007	2006	% 07/06
Regular premiums insurance	**4,274.1**	**4,375.2**	-2.3%
- Agents channel and others	3,915.6	4,011.5	-2.4%
- Bank channel (CAJA MADRID)	358.5	363.7	-1.4%
Single-premiums insurance	**9,554.1**	**9,609.1**	-0.6%
- Agents channel and others	4,629.9	4,759.3	-2.7%
- Bank channel (CAJA MADRID)	4,924.2	4,849.8	1.5%
Life assurance - Protection	**230.4**	**184.2**	25.1%
- Agents channel and others	42.9	36.9	16.3%
- Bank channel (CAJA MADRID)	187.5	147.3	27.3%
BANKINTER VIDA	**395.9**	—	—
Mathematical reserves	**14,454.5**	**14,168.5**	2.0%
Other reserves	**328.4**	**284.8**	15.3%
Other reserves BANKINTER VIDA	**22.6**	—	—
TOTAL TECHNICAL RESERVES	**14,805.4**	**14,453.3**	2.4%
Mutual funds and managed portfolios	**4,038.0**	**3,777.3**	6.9%
Pension funds	**1,628.2**	**1,493.2**	9.0%
- Individual system	1,435.3	1,320.0	8.7%
- Employers' system	192.9	173.2	11.4%
Pension Funds BANKINTER VIDA	**1,177.5**	—	—
MANAGED SAVINGS	**21,649.1**	**19,723.8**	9.8%
CCM VIDA Y PENSIONES [2]	**1,274.4**	—	—
- Technical Reserves	924.9	—	—
- Pension Funds	349.5	—	—
TOTAL MANAGED SAVINGS	**22,923.5**	**19,723.8**	16.2%

Million Euros

1) In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

LIFE ASSURANCE OPERATING UNIT:
Change in funds under management[1]

	2007	2006
IFRS technical reserves [2]	**-66.4**	**-87.6**
> Variation under Spanish GAAP [3]	608.7	590.2
Mutual funds and managed portfolios	**260.7**	**680.2**
> Net sales	-142.2	48.7
Pension funds	**135.0**	**205.8**
> Net sales	99.6	122.9

Million Euros

In order to permit a homogenous comparison, figures for both years do not include the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS.

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period, as well as the variation in funds managed by BANKINTER VIDA and CCM VIDA Y PENSIONES.
2) Includes the effect of shadow accounting, a requirement of IFRS, which adjusts technical reserves for variations in interest rates.
3) Variation of technical reserves for each year calculated under PCEA (Spanish GAAP).

AMÉRICA OPERATING UNIT:
Key events of 2007

MAPFRE

- Within the framework of the territorial expansion plan, 235 new branches have been opened, of which 28 are own branches. This raises to 1,890 the number of points-of-sale in the region, in line with the objective to reach a total of 2,000 by year end 2008.

- The Unit has continued to make progress in its expansion strategy in the region:
  - REAL PARAGUAYA DE SEGUROS, REAL URUGUAYA DE SEGUROS and LATINA SEGUROS (Peru) were acquired;
  - MAPFRE Colombia opened a branch in Ecuador;
  - Two new subsidiaries were established, providing health insurance in Argentina and Peru.

- According to the latest available data (2006), MAPFRE was ranked for the second year running as the largest Non-life insurance company in Latin America, with a market share of 6.2%.

- MAPFRE's track record in Latin America has received new accolades:
  - MAPFRE was selected for the second consecutive year as the best insurance company of the year in Latin America by "Reactions" magazine (Euromoney group).
  - MAPFRE was chosen by Business News Americas and its publication TEN Magazine as one of the 10 best financial companies of the decade in Latin America.

MAPFRE

AMÉRICA OPERATING UNIT

- The increase in the Unit's net result reflects:
  - the sustained growth in business volumes, especially in Brazil and Mexico, despite the devaluation of the U.S. Dollar;
  - the slight improvement in the Non-life combined ratio and a notable improvement in the technical result of the Life assurance line;
  - the reduction in interest rates in the area;
  - the use of deferred tax credits from previous years for an amount of €4.4 million in 2006;
  - the strong rise in minority interests in the result of NOSSA CAIXA (Brazil).

- Productivity has increased by 20%: retained premiums per employee have exceeded €250,000.

	2007	2006	% 07/06
Gross written and accepted premiums	**2,920.7**	2,461.7	18.6%
Net premiums earned	**2,274.6**	1,887.9	20.5%
Underwriting and financial result	**149.0**	120.4	23.8%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-8.3**	-4.3	93.0%
Gross result [(1)]	**140.7**	116.1	21.2%
Net result	**99.6**	93.0	7.1%
Investments	**2,327.8**	1,862.2	25.0%
Technical reserves	**2,377.8**	1,844.1	28.9%
Shareholders' equity	**1,136.0**	889.2	27.8%
Non-life loss ratio[(2)]	**66.6%**	66.6%	
Non-life expense ratio[(2)]	**36.2%**	36.4%	
Non-life combined ratio[(2)]	**102.8%**	103.0%	
ROE	**9.8%**	10.6%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned relating to MAPFRE AMÉRICA.

Million Euros

MAPFRE

AMÉRICA OPERATING UNIT:
Premiums and results by country

COUNTRY	PREMIUMS 2007	PREMIUMS 2006	PREMIUMS % 07/06	PREMIUMS Local Currency % 07/06	RESULTS (1) 2007	RESULTS (1) 2006	RESULTS (1) % 07/06	RESULTS (1) Local Currency % 07/06
BRAZIL (2)	**804.2**	621.9	29.3%	26.0%	**59.2**	33.2	78.3%	73.9%
VENEZUELA	**306.3**	296.6	3.3%	12.4%	**44.3**	36.0	23.1%	33.9%
PUERTO RICO	**276.7**	270.9	2.1%	12.4%	**16.3**	26.5	-38.5%	-32.1%
MEXICO	**387.6**	310.9	24.7%	35.6%	**11.3**	7.0	61.4%	75.2%
ARGENTINA	**296.0**	266.2	11.2%	24.6%	**2.2**	7.4	-70.3%	-66.4%
OTHER COUNTRIES (3)	**361.9**	265.4	36.4%	—	**-4.0**	-5.9	-32.2%	—
Holding and consolidation adjustments	—	—	—	—	**-8.0**	-2.8	—	—
MAPFRE AMÉRICA	**2,432.7**	2,031.9	19.7%	—	**121.3**	101.4	19.6%	—
BRAZIL	**386.7**	337.7	14.5%	11.6%	**14.2**	8.6	65.1%	61.0%
ARGENTINA	**14.9**	9.5	56.8%	75.2%	**3.2**	2.2	45.5%	62.0%
OTHER COUNTRIES (4)	**86.4**	82.6	4.6%	—	**4.0**	2.9	37.9%	—
Holding and consolidation adjustments	—	—	—	—	**-2.0**	1.0	—	—
MAPFRE AMÉRICA VIDA	**488.0**	429.8	13.5%	—	**19.4**	14.7	32.0%	—
AMÉRICA OPERATING UNIT	**2,920.7**	2,461.7	18.6%	—	**140.7**	116.1	21.2%	—

Million Euros

1) Before taxes and minority interests.
2) Figures for Brazil at the close of 2007 include the following data for MAPFRE NOSSA CAIXA: premiums: €140.3 million (€73.3 million in 2006); result before taxes and minority interests €26.8 million (€6.9 million in 2006).
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
4) Includes Chile, Colombia and Peru.

MAPFRE

AMÉRICA OPERATING UNIT:
Key events of the year by countries

- The sale of a building in Venezuela generated a gain of €13 million before tax.

- In Argentina €3.5 million were set appropriated to ensure the compliance of the technical reserves with the requirements arising from the reform of the regulation of the Workmen Compensation insurance, following legal reforms. In addition, motor insurance tariffs were revised upwards, as a result of the increase in the loss experience.

- The worsening of the economic situation in Puerto Rico has resulted in higher delinquencies in car loans, which are linked to an insurance policy that covers damages to the vehicle. As a result, the loss experience has increased due to the repair costs arising from repossessions.

MAPFRE

MAPFRE RE: Key events of 2007

- The company continued to apply a policy of diversification and selective development of new markets, with the following highlights:
  - The excellent performance of the new branch in Munich, which oversees the business in Germany, Austria and the CEE.
  - The notable increase in Latin America, despite the already high market share, and in Asia.
  - The growth in personal lines reinsurance (Accidents, Health and Life).

- MAPFRE RE ranks among the top 20 reinsurance groups in the world, according to data published by rating agency A.M. Best.

MAPFRE RE

- Net result growth reflects:
  - The increase in premiums;
  - The increase in the loss ratio, which was influenced by a comparatively larger incidence of catastrophe claims than in the previous year;
  - The reduction in the expense ratio as a result of the reduced weighting of proportional business in the portfolio and the containment of internal expenses;
  - The positive effect on financial income of the rise in interest rates.

	2007	2006	% 07/06
Gross written and accepted premiums	**1,601.2**	1,437.7	11.4%
- of which Life premiums	**123.2**	101.0	22.0%
Net premiums earned	**1,005.5**	877.6	14.6%
Underwriting result	**73.5**	63.6	15.6%
Net financial income	**67.2**	54.7	22.9%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-5.8**	-2.5	132.0%
Gross result [1]	**134.9**	115.8	16.5%
Net result	**87.8**	77.2	13.7%
Investments	**1,936.0**	1,751.9	10.5%
Technical reserves	**1,805.8**	1,656.2	9.0%
Shareholders' equity	**725.2**	647.1	12.1%
Non-life loss ratio[2]	**60.0%**	57.6%	
Non-life expense ratio[2]	**31.6%**	34.8%	
Non-life combined ratio[2]	**91.6%**	92.3%	
ROE	**12.8%**	12.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

MAPFRE

MAPFRE RE:
Outcome of the renewals campaign of January 2008

- The renewal campaign has been characterised by:
  - A reduction in direct insurance rates, with few exceptions;
  - Increased competition among reinsurers, driven by good results, which has provoked reductions in rates of between 5% and 20%, depending upon the area and recent loss experience. However, in contrast to previous "soft" market cycles, the maintenance of more technical underwriting criteria is being observed;
  - The continuation of the tendency observed in previous years towards an increase in retention levels by ceding companies and the conversion of proportional contracts into non-proportional.

- Accepted business volumes are expected to grow by around 5% (7.7% at constant exchange rates), thanks to the net winning of new business.

Key figures of other subsidiaries

	Revenues [1]		Gross result		Net result	
	2007	2006	**2007**	2006	**2007**	2006
FULLY CONSOLIDATED						
MAPFRE AGROPECUARIA	**269.9**	244.6	**22.4**	34.1	**15.4**	21.4
MAPFRE CAJA SALUD	**459.0**	410.8	**26.8**	26.5	**18.6**	16.5
MAPFRE SEGUROS GERAIS	**169.2**	172.9	**9.6**	7.8	**7.2**	5.6
MAPFRE QUAVITAE	**119.1**	103.6	**0.6**	0.4	**0.3**	0.1
MAPFRE INMUEBLES	**73.1**	118.2	**24.3**	12.9	**16.3**	8.3
EQUITY ACCOUNTED [2]						
BANCO DE S. F. CAJA MADRID - MAPFRE	**53.6**	44.5	**5.8**	6.7	**3.2**	2.0
GESMADRID	**8.5**	9.0	**4.5**	5.5	**3.1**	3.6
CAJA MADRID PENSIONES	**6.0**	5.2	**3.5**	3.0	**2.4**	2.0
CAJA MADRID BOLSA	**10.5**	9.8	**5.9**	5.7	**4.0**	3.8

Million Euros

1) In the case of companies accounted for by the equity method, figures correspond to operating revenues.
2) Adjusted by the percentage of ownership.

MAPFRE

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

Organisational chart 2007


MAPFRE S.A.
61%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE EMPRESAS
100%
100%
MAPFRE CAUCIÓN Y CRÉDITO
100%
MAPFRE SEGUROS GENERALES
100%
MAPFRE AUTO-MÓVILES
100%
MAPFRE CAJA SALUD
MAPFRE AGRO-PECUARIA
100%
FAMILY DIVISIÓN
89%
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
87.6%
100%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
91.5%
MAPFRE RE
100%
MAPFRE ASISTENCIA
MAPFRE INMUEBLES
100%
MAPFRE QUAVITAE
57%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
49%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
INSURANCE IN SPAIN
INSURANCE ABROAD
OTHER BUSINESSES

Organisational chart 2008



MAPFRE S.A.
100%
MAPFRE FAMILIAR(1)
100%
MAPFRE VIDA
MAPFRE INVERSION
MAPFRE VIDA PENSIONES
51%
MAPFRE - CAJA MADRID VIDA
50%
CCM VIDA Y PENSIONES
50%
BANKINTER VIDA
50%
UNIÓN DUERO VIDA
DUERO PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CRÉDITO
88.8%
MAPFRE AMÉRICA(1)
87.5%
MAPFRE INTER-NACIONAL
INTERNATIONAL DIRECT INSURANCE DIVISION
100%
MAPFRE ASISTENCIA
91.5%
MAPFRE RE
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
INSURANCE IN SPAIN
INSURANCE ABROAD
OTHER BUSINESSES

1) Estimated shareholding.

MAPFRE:
Distribution Network in Spain - 2007

MAPFRE



GALICIA
211
77
ASTURIAS
50
CANTABRIA
151
BASQUE COUNTRY
53
NAVARRE
22
LA RIOJA
CATALONIA
387
CASTILE AND LEÓN
216
ARAGON
91
C. MADRID
234
BALEARIC ISLANDS
49
C. VALENCIANA
381
CASTILE LA MANCHA
242
EXTREMADURA
120
MURCIA
88
ANDALUSIA
584
CANARY ISLANDS
129
TOTAL: 3,090
CEUTA
3
MELILLA
2

MAPFRE

Key quarterly consolidated figures[1]

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Non-life gross written and accepted premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9	2,249.5	2,057.4	2,233.7
Life gross written and accepted premiums	648.9	598.7	446.3	786.6	637.0	738.5	933.4	709.1
Total gross written and accepted premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9	2,988.0	2,990.8	2,942.8
Net result	154.9	145.6	156.1	153.6	169.7	165.9	169.6	225.9
Earnings per share (Euro cents)	6.81	6.40	6.86	6.75	7.46	7.29	7.45	9.93

Million Euros

1) In this document, the figures for 2007,are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close 2006 and the financial statements at the same data of those companies which were included into its scope of consolidation in January 2007.

Consolidated income statement

	2007	2006(1)	% Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	9,292.5	8,452.2	9.9%
Premiums earned, net of ceded and retroceded reinsurance	7,710.3	6,989.4	10.3%
Net claims incurred and variation in other technical provisions	-5,241.5	-4,825.6	8.6%
Operating expenses, net of reinsurance	-1,809.4	-1,601.7	13.0%
Other technical income and expenses	-83.6	-136.4	-38.7%
Technical Result	**575.8**	**425.7**	**35.3%**
Net fin'l. income and other non-technical income and expenses	528.9	493.8	7.1%
Result of Non-life business	**1,104.7**	**919.5**	**20.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,018.0	2,480.5	21.7%
Premiums earned, net of ceded and retroceded reinsurance	2,895.8	2,353.8	23.0%
Net claims incurred and variation in other technical reserves	-2,980.5	-2,500.6	19.2%
Operating expenses, net of reinsurance	-413.6	-353.2	17.1%
Other technical income and expenses	-11.9	-4.6	158.7%
Technical Result	**-510.2**	**-504.6**	**1.1%**
Net fin'l income and other non-technical income and expenses	715.9	654.1	9.4%
Unrealised gains and losses in Unit-Linked products	-2.0	21.8	-109.2%
Result of Life business	**203.7**	**171.3**	**18.9%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	522.2	480.3	8.7%
Operating expenses	-446.9	-413.3	8.1%
Other revenues and expenses	-18.0	-1.7	—
Results from other business activities	**57.3**	**65.3**	**-12.3%**
Result before tax and minority interests	**1,365.7**	**1,156.1**	**18.1%**
Taxes	-389.6	-355.5	9.6%
Result after tax	**976.1**	**800.6**	**21.9%**
Result after tax from discontinued operations	-4.0	0.0	—
Result for the year	**972.1**	**800.6**	**21.4%**
Result attributable to minority shareholders	-241.0	-190.4	26.6%
Result attributable to the controlling Company	**731.1**	**610.2**	**19.8%**
Non-life loss ratio (2)	68.0%	69.0%	
Non-life expense ratio (2)	24.6%	24.9%	
Non-life combined ratio (2)	92.6%	93.9%	

1) Pro forma figures for 2006 prepared in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.
2) Ratios as a % of net premiums earned.

Million Euros

MAPFRE

Geographical breakdown of business

	2006				2007			
	Premiums	%	Net Result	%	Premiums	%	Net Result	%
Spain	7,083.3	64.8%	451.5	74.0%	7,853.0	63.8%	547.6	74.9%
Abroad	3,849.4	35.2%	158.7	26.0%	4,457.5	36.2%	183.5	25.1%
TOTAL	**10,932.7**	**100.0%**	**610.2**	**100.0%**	**12,310.5**	**100.0%**	**731.1**	**100.0%**

Million Euros

MAPFRE

Profit breakdown by units and companies

Million Euros

	Net Result	Minority interests	Contribution to consolidated result 2007 € Million	%	Contribution to consolidated result 2006 € Million	%
INSURANCE ACTIVITIES						
MOTOR[1][2]	303.5		**303.5**	41.5%	252.6	41.4%
LIFE AND SAVINGS[3]	145.1	-71.1	**74.0**	10.1%	65.2	10.7%
GENERAL INSURANCE	147.6	-72.3	**75.3**	10.3%	50.4	8.3%
COMMERCIAL INSURANCE	86.8	-42.5	**44.3**	6.1%	40.3	6.6%
HEALTH	18.6	-9.1	**9.5**	1.3%	8.4	1.4%
MAPFRE GUANARTEME	12.2	-6.0	**6.2**	0.8%	3.7	0.6%
Life branch in Portugal	1.9	-0.9	**1.0**	0.1%	0.6	0.1%
Credit & Surety branch in Portugal	-0.1	0.0	**-0.1**	—	-0.2	—
Individual result and consolidation adjustments			**-2.2**	-0.3%	-1.3	—
MAPFRE-CAJA MADRID HOLDING			**208.0**	28.4%	167.1	27.4%
AGRICULTURAL & LIVESTOCK	15.4		**15.4**	2.1%	21.4	3.5%
CCM VIDA Y PENSIONES	2.0	-1.0	**1.0**	—	—	—
OTHER ACTIVITIES						
MAPFRE INMUEBLES	16.3		**16.3**	2.2%	8.3	1.4%
MAPFRE QUAVITAE	0.3	-0.1	**0.2**	0.0%	0.1	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**3.2**	0.4%	2.0	0.3%
COMPANIES OPERATING MAINLY IN SPAIN			**547.6**	74.9%	451.5	74.0%
MAPFRE AMÉRICA	87.4	-9.6	**77.8**	10.6%	73.3	12.0%
MAPFRE AMÉRICA VIDA	12.2	-1.5	**10.7**	1.5%	8.1	1.3%
MAPFRE RE	87.8	-7.5	**80.3**	11.0%	67.9	11.1%
ASSISTANCE OPERATING UNIT	7.6		**7.6**	1.0%	10.0	1.6%
MAPFRE SEGUROS GERAIS	5.3		**5.3**	0.7%	4.8	0.8%
MAPFRE INTERNACIONAL[4]	3.8		**3.8**	0.5%	3.0	0.5%
GENEL SIGORTA	9.0	-1.8	**7.2**	1.0%	—	—
COMPANIES OPERATING MAINLY ABROAD			**192.7**	26.4%	167.1	27.4%
Other companies and consolidation adjustments			**-9.2**	-1.3%	-8.4	-1.4%
MAPFRE S.A.[1]			**731.1**	100.0%	610.2	100.0%

1) The figures for 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared, in compliance with legal requirements, purely for comparative purposes, using the information contained in the consolidated financial statements for 2006 for the businesses that have been included into the scope of consolidation of both companies.
2) The figures for the MOTOR insurance business include the items corresponding to MVA, which was consolidated at the close of the year with retroactive effects since 1.3.2007.
3) Includes BANKINTER VIDA.
4) Includes MAPFRE USA and MAPFRE INSULAR (the Philippines).

MAPFRE

Expense and loss ratios by units and companies

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	2007	2006	2007	2006	2007	2006
MAPFRE S.A. consolidated[4]	**24.6%**	24.9%	**68.0%**	69.0%	**92.6%**	93.9%
Companies operating primarily in Spain						
MOTOR INSURANCE OP. UNIT[4]	**16.7%**	14.4%	**74.5%**	77.6%	**91.2%**	92.0%
GENERAL INSURANCE OP. UNIT	**25.3%**	29.9%	**59.8%**	58.7%	**85.1%**	88.6%
HEALTH	**17.7%**	16.6%	**75.1%**	78.1%	**92.8%**	94.7%
AGRICULTURAL AND LIVESTOCK	**18.0%**	21.7%	**75.3%**	67.3%	**93.3%**	89.0%
FAMILY DIVISION	**18.9%**	18.5%	**71.1%**	72.8%	**90.0%**	91.3%
COMMERCIAL INSURANCE OP. UNIT[5]	**24.2%**	20.5%	**62.4%**	65.3%	**86.6%**	85.8%
TOTAL NON-LIFE SPAIN	**19.5%**	18.7%	**70.2%**	72.0%	**89.7%**	90.7%
LIFE ASSURANCE OP. UNIT[6]	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**36.2%**	36.4%	**66.6%**	66.6%	**102.8%**	103.0%
MAPFRE INTERNACIONAL	**26.4%**	24.7%	**77.1%**	81.3%	**103.5%**	106.0%
INT'L. DIRECT INSURANCE DIVISION	**35.3%**	35.3%	**67.6%**	67.9%	**102.9%**	103.2%
REINSURANCE	**31.6%**	34.8%	**60.0%**	57.6%	**91.6%**	92.3%
ASSISTANCE	**27.8%**	22.9%	**64.2%**	70.8%	**92.0%**	93.7%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
4) In this report, the figures for 2007 are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.
5) Given their importance, the net revenues from the risk classification activities of the credit and surety business are added to the numerator of the expense ratio.
6) Net operating expenses/average third-party funds under management. Figures for MAPFRE VIDA.

Breakdown of equity by units and companies

	Total equity					
	2007		2006			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE AUTOMÓVILES	968.4	—	853.5	—	13.5%	—
MAPFRE AGROPECUARIA	118.7	—	126.7	—	-6.3%	—
MAPFRE VIDA	409.0	392.9	328.0	315.1	24.7%	24.7%
MAPFRE SEGUROS GENERALES	150.3	144.4	148.2	142.3	1.4%	1.5%
MAPFRE EMPRESAS	198.0	190.2	164.3	157.9	20.5%	20.5%
MAPFRE CAJA SALUD	66.1	63.6	62.3	59.8	6.1%	6.4%
MAPFRE AMÉRICA	850.6	105.1	698.7	104.4	21.7%	0.7%
MAPFRE AMÉRICA VIDA	157.9	22.4	75.8	10.3	108.3%	117.5%
MAPFRE RE	663.6	61.6	569.4	77.7	16.5%	-20.7%
MAPFRE ASISTENCIA	112.2	—	95.1	—	18.0%	—
MAPFRE SEGUROS GERAIS	62.4	—	70.6	—	-11.6%	—
MAPFRE INTERNACIONAL	150.3	—	117.6	—	27.8%	—
OTHER COMPANIES(1)	188.8	21.2	117.7	20.9	60.4%	1.4%
MAPFRE S.A. consolidated(2)	**4,331.4**	**1,283.0**	4,026.5	1,027.8	7.6%	24.8%

1) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
2) In this report, the figures for 2007 are compared with the pro forma figures for 2006, which, in compliance with legal requirements, have been prepared purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

Million Euros

Consolidation adjustments

Technical reserves		Gross written and accepted premiums	
2007	2006(1)	**2007**	2006(1)
717.4	578.2	**706.3**	666.9

Million Euros

1) Pro forma figures for 2006 prepared, in compliance with legal requirements, purely for comparative purposes on the basis of the consolidated financial statements of MAPFRE S.A. at the close of 2006 and the financial statements at the same date of those companies which were included into its scope of consolidation in January 2007.

EBITDA coverage

	Spanish GAAP				IFRS			
	SISTEMA MAPFRE[1]					MAPFRE S.A.[2]		
	2000	2001	2002	2003	2004	2005	2006	2007
Earnings before tax (EBT)	**243.8**	**316.1**	**440.0**	**606.0**	**847.3**	**872.0**	**1,156.1**	**1,365.7**
Variation in equalisation reserves	15.2	26.8	61.1	85.3	–	–	–	–
Adjusted EBT	**259.0**	**342.9**	**501.1**	**691.3**	**847.3**	**872.0**	**1,156.1**	**1,365.7**
Interest payments	10.2	14.6	19.5	19.9	22.2	24.8	32.4	43.6
- on financial debt	10.2	14.6	19.5	19.9	18.8	17.2	17.5	25.0
- on operating debt	—	—	—	—	3.4	7.6	14.9	18.6
Income from interest rate hedging swaps[3]	—	—	-6.0	-9.4	-8.1	-6.0	-3.9	6.5
Earnings before tax and interest payments (EBIT)	**269.2**	**357.5**	**514.6**	**701.8**	**861.4**	**890.8**	**1,184.6**	**1,415.8**
Depreciation and amortisation	74.6	92.7	95.2	90.1	96.3	115.7	86.0	225.3
Earnings before tax, interest payments, depreciation and amortisation (EBITDA)	**343.8**	**450.2**	**609.8**	**791.9**	**957.7**	**1,006.5**	**1,270.6**	**1,641.1**
EBITDA Interest Coverage, net of hedging swaps (x)								
- Including operating debt	**—**	**—**	**—**	**—**	**67.9**	**53.5**	**44.6**	**32.8**
- Excluding operating debt	**33.7**	**30.8**	**45.2**	**75.4**	**89.2**	**89.2**	**92.3**	**51.5**
Memo: total debt	*79.9*	*353.5*	*298.4*	*437.0*	*490.9*	*613.9*	*808.6*	*1,519.1*
- of which: operating debt	—	—	—	—	*156.5*	*287.7*	*439.5*	*504.6*
- of which: financial debt	*79.9*	*353.5*	*298.4*	*437.0*	*334.3*	*326.2*	*369.1*	*1,014.5*
EBITDA / Debt (including operating debt)	**—**	**—**	**—**	**—**	**195.1%**	**164.0%**	**157.1%**	**108.0%**
EBITDA / Debt (excluding operating debt)	**337.1%**	**101.1%**	**172.5%**	**160.6%**	**256.6%**	**270.8%**	**316.9%**	**137.7%**

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE S.A. under its new corporate structure.
3) Interest rate swap entered into on 28.1.2002 to hedge the interest payment on the €275 million bond issue maturing on 12.7.2011. Under its present terms, the controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay the 6 month Euribor rate plus 1.62%, with the maximum limit of 6.02% per annum

Million euros

MAPFRE

Equity, debt and leverage

	Spanish GAAP					IFRS		
	SISTEMA MAPFRE[1]					MAPFRE S.A.[2]		
	2000	2001	2002	2003	2004	2005	2006	2007
Shareholders' equity	975.8	1,090.5	1,171.3	1,393.5	2,061.8	3,534.6	4,026.4	4,331.4
Minority interests	1,068.2	1,126.0	1,033.4	1,102.5	1,634.5	931.9	1,027.8	1,283.0
Total equity	**2,044.0**	**2,216.5**	**2,204.7**	**2,496.0**	**3,696.3**	**4,466.5**	**5,054.2**	**5,614.4**
Unrealised gains[3]	519.2	637.5	853.8	1,168.8	556.7	510.9	674.6	765.4
Total equity at market value	**2,563.2**	**2,854.0**	**3,058.5**	**3,664.8**	**4,253.0**	**4,977.4**	**5,728.8**	**6,379.8**
Total debt	**79.9**	**353.5**	**298.4**	**437.0**	**490.9**	**613.9**	**808.6**	**1,519.1**
- of which: operating debt	—	—	—	—	156.5	287.7	439.5	504.6
- of which: financial debt	79.9	353.5	298.4	437.0	334.3	326.2	369.1	1,014.5
Leverage [4]								
- Including operating debt	3.0%	11.0%	8.9%	10.7%	10.3%	11.0%	12.4%	19.2%
- Excluding operating debt	3.0%	11.0%	8.9%	10.7%	7.3%	6.2%	6.1%	13.7%
Gearing [5]								
- Including operating debt	3.1%	12.4%	9.8%	11.9%	11.5%	12.3%	14.1%	23.8%
- Excluding operating debt	3.1%	12.4%	9.8%	11.9%	7.9%	6.6%	6.4%	15.9%

Million euros

1) Data for SISTEMA MAPFRE (consolidated figures for MAPFRE MUTUALIDAD)
2) In 2005 and 2006, consolidated pro forma figures for MAPFRE S.A. under its new corporate structure
3) Unrealised gains on financial and real estate investments to 2003; unrealised gains on real estate investments from 2004
4) Total Debt / (Shareholders' equity at market value + Total Debt)
5) Total Debt / Shareholders' equity at market value

Other subsidiaries
Key figures

MAPFRE CAJA SALUD

	2007	2006	% 07/06
Gross written and accepted premiums	**432.7**	388.0	11.5%
- Agency network[1]	**408.2**	367.0	11.2%
- Bank network	**24.5**	21.0	16.7%
Net premiums earned	**427.9**	386.1	10.8%
Underwriting result	**30.9**	20.6	50.0%
Net financial income	**12.0**	10.8	11.1%
Other business activities	**-9.0**	-5.4	66.7%
Other non-technical results	**-7.1**	0.5	—
Gross result [2]	**26.8**	26.5	1.1%
Net result	**18.6**	16.5	12.7%
Investments	**86.9**	65.1	33.5%
Technical reserves	**93.7**	81.4	15.1%
Shareholders' equity	**129.7**	122.1	6.2%
Non-life loss ratio[3]	**75.1%**	78.1%	
Non-life expense ratio[3]	**17.7%**	16.6%	
Non-life combined ratio[3]	**92.8%**	94.7%	
ROE	**14.8%**	14.4%	

1) Includes brokers.
2) Before taxes and minority interests.
3) Ratio as a % of net premiums earned.

MAPFRE

MAPFRE AGROPECUARIA

	2007	2006	% 07/06
Gross written and accepted premiums	**253.5**	229.3	10.6%
Net premiums earned	**217.2**	236.1	-8.0%
Underwriting result	**14.6**	25.8	-43.4%
Net financial income	**9.2**	7.3	26.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.4**	0.9	—
Gross result [1]	**22.4**	34.1	-34.3%
Net result	**15.4**	21.4	-28.0%
Investments	**195.6**	192.9	1.4%
Technical reserves	**185.5**	159.0	16.7%
Shareholders' equity	**118.7**	126.7	-6.3%
Non-life loss ratio[2]	**75.3%**	67.3%	
Non-life expense ratio[2]	**18.0%**	21.7%	
Non-life combined ratio[2]	**93.3%**	89.0%	
ROE	**12.5%**	18.8%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

Other subsidiaries
Key figures

MAPFRE INMUEBLES

	2007	2006	% 07/06
Operating revenues	**72.5**	118.0	-38.6%
EBIT	**40.9**	22.0	85.9%
Net financial income	**-16.6**	-9.0	84.4%
Gross result[1]	**24.3**	12.9	88.4%
Net result	**16.3**	8.3	96.4%
Stock	**676.6**	489.8	38.1%
Debt	**407.3**	297.0	37.1%
Shareholders' equity	**155.3**	145.4	6.8%
Real estate units under construction	**463**	172	169.2%
Land (buildable floor space, thousand m^2)	**526**	519	1.3%
Floor space - under construction (thousand m^2)	**56**	27	107.4%
ROE	**10.8%**	7.0%	---

1) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS

	2007	2006	% 07/06
Gross written and accepted premiums	**148.0**	151.0	-2.0%
Net premiums earned	**124.5**	129.3	-3.7%
Underwriting result	**-5.1**	-8.5	-40.0%
Net financial income	**14.6**	16.6	-12.0%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.1**	-0.3	-133.3%
Gross result [1]	**9.6**	7.8	23.1%
Net result	**7.2**	5.6	28.6%
Investments	**292.6**	280.4	4.4%
Technical reserves	**292.9**	277.0	5.7%
Shareholders' equity [2]	**62.4**	70.6	-11.6%
Non-life loss ratio [3]	**76.3%**	78.2%	
Non-life expense ratio [3]	**23.9%**	24.0%	
Non-life combined ratio [3]	**100.1%**	102.2%	
ROE	**10.8%**	8.1%	

Figures for 2007 include the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS. This configuration of businesses was also applied to the figures for 2006 to permit homogeneous comparisons .

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

Other subsidiaries
Key figures

MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	2007	2006	% 07/06
Net interest income	**106.4**	86.7	22.7%
Ordinary revenues	**109.4**	91.0	20.2%
Operating profits	**61.9**	50.0	23.8%
Provisions	**-50.8**	-37.2	36.6%
Gross result(1)	**11.9**	13.7	-13.1%
Net result	**6.6**	4.0	65.0%
Lending portfolio (net)	**6,025.4**	4,583.9	31.4%
Shareholders' equity	**454.5**	300.0	51.5%
Cost/income ratio(2)	**42.2%**	45.4%	
NPL ratio	**2.3%**	1.6%	
Coverage ratio	**98.9%**	142.1%	
BIS ratio	**9.2%**	8.1%	

1) Before taxes and minority interests.
2) Operating expenses/ Operating revenues.

MAPFRE QUAVITAE (1)

	2007	2006	% 07/06
Operating revenues	**119.1**	103.6	15.0%
EBIT	**3.2**	3.4	-5.9%
Total financial income	**-2.4**	-2.9	-17.2%
Gross result(2)	**0.6**	0.4	50.0%
Net result	**0.3**	0.1	—
Financial debt	**51.9**	58.5	-11.3%
Shareholders' equity	**48.9**	48.3	1.2%
Residential centres	**19**	20	-5.0%
Residential places	**3,153**	3,372	-6.5%
Day-centres	**26**	27	-3.7%
Day-centres places	**1,109**	1,094	1.4%
Teleassistance users	**63,274**	57,347	10.3%
Home assistance users	**12,523**	9,515	31.6%

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE controls the majority of its share capital.
2) Before taxes and minority interests.

Million Euros

MAPFRE

Other subsidiaries
Key figures

MAPFRE AMÉRICA

	2007	2006	% 07/06
Gross written and accepted premiums	**2,432.7**	2,031.9	19.7%
Net premiums earned	**1,807.1**	1,498.8	20.6%
Underwriting result	**-27.8**	-41.0	32.2%
Net financial income	**157.6**	147.0	7.2%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-8.5**	-4.6	84.8%
Gross result (1)	**121.3**	101.4	19.6%
Net result	**87.4**	83.8	4.3%
Investments	**1,667.2**	1,401.1	19.0%
Technical reserves	**1,805.7**	1,413.1	27.8%
Shareholders' equity	**955.7**	803.1	19.0%
Non-life loss ratio(2)	**66.6%**	66.6%	
Non-life expense ratio(2)	**36.2%**	36.4%	
Non-life combined ratio(2)	**102.8%**	103.0%	
ROE	**9.9%**	10.5%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

MAPFRE AMÉRICA VIDA

	2007	2006	% 07/06
Gross written and accepted premiums	**488.0**	429.8	13.5%
Net premiums earned	**467.4**	389.1	20.1%
Underwriting and financial result	**19.2**	14.4	33.3%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.2**	0.3	-33.3%
Gross result (1)	**19.4**	14.7	32.0%
Net result	**12.2**	9.2	32.6%
Investments	**660.5**	461.1	43.2%
Technical reserves	**572.1**	431.0	32.7%
Shareholders' equity	**180.3**	86.1	109.4%
ROE	**9.2%**	11.8%	

1) Before taxes and minority interests.

Million Euros

MAPFRE

Other subsidiaries
Key figures

MAPFRE INTERNACIONAL[1]

	2007	2006	% 07/06
Gross written and accepted premiums	**246.7**	185.7	32.8%
Net premiums earned	**190.6**	151.3	26.0%
Underwriting result	**-6.6**	-9.1	-27.5%
Net financial income	**35.0**	20.8	68.3%
Other business activities	**-0.9**	0.1	—
Other non-technical results	**-3.6**	0.0	—
Gross result[2]	**23.9**	11.8	102.5%
Net result	**17.3**	8.6	101.2%
Investments	**775.4**	377.4	105.5%
Technical reserves	**580.8**	319.1	82.0%
Shareholders' equity	**377.8**	117.6	—
Non-life loss ratio[3]	**77.1%**	81.3%	
Non-life expense ratio[3]	**26.4%**	24.7%	
Non-life combined ratio[3]	**103.5%**	106.0%	
ROE	**7.0%**	—	

1) Figures shown for MAPFRE INTERNACIONAL include in both years the items corresponding to MAPFRE SEGUROS GERAIS (a subsidiary consolidated by this holding company since 30.9.2007) and to the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS, which will be transferred to it in 2008. They also include the items corresponding to the fourth quarter of 2007 of GENEL SIGORTA, a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

MAPFRE ASISTENCIA

	2007	2006	% 07/06
Operating income	**428.7**	421.4	1.7%
- Gross written and accepted premiums	**314.8**	296.3	6.2%
- Other income	**113.9**	125.1	-9.0%
Net premiums earned	**265.0**	242.7	9.2%
Underwriting result	**21.2**	15.3	38.6%
Net financial income	**-2.6**	0.0	—
Other business activities	**-0.6**	-2.2	-72.7%
Other non-technical results	**-0.1**	1.2	-108.3%
Gross result [1]	**17.9**	14.3	25.2%
Net result	**7.6**	10.0	-24.0%
Investments	**49.5**	40.1	23.4%
Technical reserves	**186.7**	160.5	16.3%
Shareholders' equity	**112.2**	95.1	18.0%
Non-life loss ratio[2]	**64.2%**	70.8%	
Non-life expense ratio[2]	**27.8%**	22.9%	
Non-life combined ratio[2]	**92.0%**	93.7%	
ROE	**7.3%**	10.7%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

Other subsidiaries
Key figures

GENEL SIGORTA[1]

Million Euros

	2007
Gross written and accepted premiums	229.6
- Life	6.6
Net premiums earned	158.1
Underwriting result	11.1
Net financial income	27.0
Other business activities	0.0
Other non-technical results	-0.9
Gross result[2]	37.2
Net result	31.0
Investments	317.5
Technical reserves	240.8
Equity	264.8
Non-life loss ratio[3]	77.4%
Non-life expense ratio[3]	17.2%
Non-life combined ratio[3]	94.6%
ROE	—

1) GENEL SIGORTA is a subsidiary of MAPFRE S.A. managed by MAPFRE INTERNACIONAL.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

MAPFRE RE:
Premiums breakdown

MAPFRE

By region


Other countries
8%
USA
6%
Spain
31%
Latin America
27%
Europe
28%

2007


Other countries
8%
USA
4%
Spain
39%
Latin America
22%
Europe
27%

2006

By type of ceding company


MAPFRE
36%
Other
64%


MAPFRE
37%
Other
63%

MAPFRE RE:
Breakdown of premiums

By type of business

By line of business

2007


Facultative
7%
Non proportional
21%
Proportional
72%


Other
9%
Marine and transport
7%
Life and accidents
15%
Motor
10%
Property
59%

2006


Facultative
6%
Non proportional
19%
Proportional
75%


Other
9%
Marine and transport
7%
Motor
8%
Life and accidents
14%
Property
62%

Impact on 2006 figures of the changes in the grouping of businesses at subsidiaries(1)

MAPFRE SEGUROS GENERALES	MAPFRE SEGUROS GENERALES 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,053.9	**1,112.7**
Net result	98.8	**147.6**

MAPFRE SEGUROS GERAIS	MAPFRE SEGUROS GERAIS 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	98.5	**151.0**
Net result	4.8	**5.6**

MAPFRE AUTOMÓVILES	MAPFRE AUTOMÓVILES 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	2,344.3	**2,473.3**
Net result	252.8	**259.8**

MAPFRE VIDA	MAPFRE VIDA 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,891.8	**1,848.3**
Net result	128.9	**127.7**

MAPFRE EMPRESAS	MAPFRE EMPRESAS 2006	TOTAL Adjusted 2006
Gross written and accepted premiums	1,233.2	**1,225.4**
Net result	78.7	**78.9**

Million Euros

1) In the figures for 2007, MAPFRE SEGUROS GENERALES' Motor Business in the Canary Islands is included in MAPFRE AUTOMÓVILES; and the branches in Portugal of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS. This configuration of businesses was also applied to the pro forma figures for 2006 to allow homogeneous comparisons.

MAPFRE

Key highlights

Consolidated financial figures

Business development

Appendix

Calendar and contacts

MAPFRE

Provisional calendar for 2008

06/02/2008	Madrid	Release of year 2007 results
06/02/2008	Madrid	Analysts' presentation, year 2007 results
07/02/2008	London	Analysts' presentation, year 2007 results
08/03/2008	Madrid	General Shareholders' Meeting
28/04/2008	Madrid	Release of first quarter 2008 interim results
28/04/2008	Madrid	Analysts' presentation, first quarter 2008 interim results
29/04/2008	London	Analysts' presentation, first quarter 2008 interim results
24/07/2008	Madrid	Release of first half 2008 results
24/07/2008	Madrid	Analysts' presentation, first half 2008 results
30/10/2008	Madrid	Release of third quarter 2008 interim results
30/10/2008	Madrid	Analysts' presentation, third quarter 2008 interim results
31/10/2008	London	Analysts' presentation, third quarter 2008 interim results

Dates may be subject to changes

MAPFRE

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Jesús Amadori Carrillo
+34-91-581-2086

Alberto Fernández-Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, 52
28220 Majadahonda
relacionesconinversores@mapfre.com



MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life assurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

PRESS RELEASE

COMMERCE SHAREHOLDERS APPROVE MERGER PLAN WITH MAPFRE

THE COMMERCE GROUP's Extraordinary Shareholders Meeting held today in Webster (Massachusetts, US) has approved the October 30, 2007 Agreement and Merger Plan that provides for the acquisition of Commerce by MAPFRE.

More than 97% of the shares voting approved the merger, which represents 88% of the total shares. Once the merger is completed, each holder of Commerce's common stock will receive $36.7 per share.

The completion of the merger remains subject to the official regulatory approvals in Massachusetts, California, New York and Ohio, and to the satisfaction of other established conditions. MAPFRE and THE COMMERCE GROUP expect the merger to occur late in the first quarter or early in the second quarter of 2008. The transaction is a decisive step in the international expansion of MAPFRE and the largest investment in its history.

COMMERCE is the leading writer of Non-life personal insurance lines in the state of Massachusetts (US), where it holds a 31.5% market share in personal Motor Insurance. The insurer, specialised in personal Non-life insurance lines, is listed on the New York Stock Exchange since 1995 and has close to 2,400 employees.

MAPFRE started operations in the United States in 1993 and is currently present in Florida, New Jersey, as well as in the Associated Commonwealth State of Puerto Rico. Furthermore, it has large roadside assistance operations throughout the country. MAPFRE, present in 43 countries, is the leading insurer in Spain and it ranks as the largest group in Latin America in Non- life insurance. At year end 2007, MAPFRE recorded total revenues of €15.2 billion.

February 14th 2008, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

END